Exhibit 99.3

INDEX TO FINANCIAL STATEMENTS

Constellium N.V. Audited Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, and 2013

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Revenue	4, 5	5,153	3,666	3,495
Cost of sales	6	(4,703)	(3,183)	(3,024)

Gross profit		450	483	471

Selling and administrative expenses	6	(245)	(200)	(210)
Research and development expenses	6	(35)	(38)	(36)
Restructuring costs	6	(8)	(12)	(8)
Impairment	4, 6, 14	(457)	—	—
Other gains/(losses)—net	6, 8	(131)	(83)	(8)

(Loss) / Income from operations		(426)	150	209

Other expenses		—	—	(27)

Finance income	10	71	30	17
Finance costs	10	(226)	(88)	(67)

Finance costs—net		(155)	(58)	(50)

Share of (loss) / profit of joint-ventures	25	(3)	(1)	3

(Loss) / Income before income tax		(584)	91	135

Income tax benefit / (expense)	11	32	(37)	(39)

Net (Loss) / Income from continuing operations		(552)	54	96

Net Income from discontinued operations		—	—	4

Net (Loss) / Income for the period		(552)	54	100

Net (Loss) / Income attributable to:
Equity holders of Constellium		(554)	51	98
Non-controlling interests		2	3	2

Net (Loss) / Income		(552)	54	100

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
From continuing and discontinued operations
Basic	12	(5.27)	0.48	1.00
Diluted	12	(5.27)	0.48	0.99
From continuing operations
Basic	12	(5.27)	0.48	0.96
Diluted	12	(5.27)	0.48	0.95
From discontinued operations
Basic	12	—	—	0.04
Diluted	12	—	—	0.04

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net (Loss) / Income		(552)	54	100

Other Comprehensive Income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	21	(7)	(137)	72
Deferred tax on remeasurement on post-employment benefit obligations	26	20	14	(9)
Cash flow hedges	24	(9)	9	—
Deferred tax on cash flow hedges	26	3	(3)	—
Items that may be reclassified subsequently to the consolidated income statement
Currency translation differences		34	(13)	—

Other Comprehensive Income/ (Loss)		41	(130)	63

Total Comprehensive (Loss) / Income		(511)	(76)	163

Attributable to:
Equity holders of Constellium		(513)	(80)	161
Non-controlling interests		2	4	2

Total Comprehensive (Loss) / Income		(511)	(76)	163

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At December 31, 2015	At December 31, 2014
Assets
Non-current assets
Goodwill	13	443	11
Intangible assets	13	78	17
Property, plant and equipment	14	1,255	633
Investments accounted for under equity method	25	30	21
Deferred income tax assets	26	270	192
Trade receivables and other	16	53	48
Other financial assets	24	37	33

		2,166	955

Current assets
Inventories	15	542	436
Trade receivables and other	16	365	573
Other financial assets	24	70	57
Cash and cash equivalents	17	472	991

		1,449	2,057

Assets classified as held for sale	32	13	—

Total Assets		3,628	3,012

Equity
Share capital	18	2	2
Share premium	18	162	162
Retained deficit and other reserves		(715)	(207)

Equity attributable to owners of Constellium		(551)	(43)
Non-controlling interests		11	6
Total Equity		(540)	(37)

Liabilities
Non-current liabilities
Borrowings	19	2,064	1,205
Trade payables and other	20	54	31
Deferred income tax liabilities	26	10	—
Pension and other post-employment benefits obligations	21	701	657
Other financial liabilities	24	14	40
Provisions	22	119	61

		2,962	1,994

Current liabilities
Borrowings	19	169	47
Trade payables and other	20	867	877
Income taxes payable		6	11
Other financial liabilities	24	107	71
Provisions	22	44	49

		1,193	1,055

Liabilities classified as held for sale	32	13	—

Total Liabilities		4,168	3,049

Total Equity and Liabilities		3,628	3,012

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2013	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	98	98	2	100
Other comprehensive income	—	—	63	—	—	—	63	—	63

Total comprehensive income	—	—	63	—	—	98	161	2	163

Transactions with the owners
Share premium distribution(A)	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	1	—	1	—	1
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution(A)	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)

Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2013	2	162	(23)	(14)	1	(96)	32	4	36

(A)	On March 13, 2013, the Board of directors approved a distribution to the Company’s shareholders. On March 28, 2013 a distribution was made of €103 million. On May 21, 2013, an interim dividend was paid for €147 million on preference shares.

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive loss	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total comprehensive loss	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with Equity holders
Share equity plan	—	—	—	—	—	4	—	4	—	4
MEP shares changes	—	—	—	—	—	1	—	1	—	1

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / Income	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive income	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with Equity holders
Share equity plan	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

At December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Cash flows from / (used in) operating activities
Net (loss) / income from continuing operations		(552)	54	96
Adjustments
Income tax (benefit) / expense	11	(32)	37	39
Finance costs—net	10	155	58	50
Depreciation and amortization	4	140	49	32
Restructuring costs and other provisions		2	6	(8)
Impairment		457	—	—
Defined benefit pension costs	21	48	29	29
Unrealized losses / (gains) on derivatives—net and from remeasurement of monetary assets and liabilities—net	4, 8	23	52	(14)
Losses on disposal and assets classified as held for sale	4, 8	5	5	6
Share of loss /(profit) of joint-ventures	25	3	—	(3)
Other		5	5	2
Changes in working capital:
Inventories		149	(95)	41
Trade receivables	16	343	(48)	9
Margin calls		1	11	4
Trade payables		(161)	170	(1)
Other working capital		4	(33)	(9)
Changes in other operating assets and liabilities:
Provisions—pay out	22	(20)	(12)	(17)
Income tax paid		(9)	(27)	(29)
Pension liabilities and other post-employment benefit obligations payment	21	(50)	(49)	(43)

Net cash flows from operating activities		511	212	184

Cash flows from / (used in) investing activities
Purchases of property, plant and equipment		(350)	(199)	(144)
Acquisition of subsidiaries net of cash acquired	3	(348)	—	—
Proceeds from disposals, including joint-venture		4	(2)	7
Issuance of shares of joint-ventures		(9)	(19)	—
Proceeds from finance leases		6	6	6
Other investing activities		(25)	(2)	(1)

Net cash flows used in investing activities		(722)	(216)	(132)

Cash flows from / (used in) financing activities
Net proceeds received from issuance of shares		—	—	162
Interim dividend paid		—	—	(147)
Distribution of share premium to owners of the Company		—	—	(103)
Withholding tax reimbursed /(paid)		—	20	(20)
Interests paid		(143)	(39)	(36)
Proceeds received from term loan and Senior Notes		—	1,153	351
Repayment of term loan	19	—	(331)	(156)
Proceeds/ (Repayments) of U.S revolving Credit Facility and other loans	19	(211)	13	2
Payment of deferred financing costs		(2)	(27)	(8)
Transactions with non-controlling interests		3	(2)	(2)
Other financing activities	19	45	(34)	—

Net cash flows (used in) / from financing activities		(308)	753	43

Net (decrease) / increase in cash and cash equivalents		(519)	749	95
Cash and cash equivalents—beginning of period	17	991	236	142
Effect of exchange rate changes on cash and cash equivalents		4	6	(1)

Cash and cash equivalents—end of period		476	991	236

Less: Cash and cash equivalents classified as held for sale	32	(4)	—	—
Cash and cash equivalents as reported in the Statement of Financial Position	17	472	991	236

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—General Information

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 22 production facilities, 9 administrative and commercial sites and one world-class technology center. It has approximately 11,000 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

Initial Public offering

On May 22, 2013, Constellium completed an initial public offering (the “IPO”) of Class A ordinary shares; the shares began trading on the New York Stock Exchange on May 23, 2013, and on the professional segment of Euronext Paris on May 27, 2013.

The total proceeds received by the Company from the IPO were €179 million. Fees related to the IPO amounted to €44 million, of which €17 million were accounted for as a deduction to share premium and €27 million expensed of which €24 million were recognized in Other expenses.

Note 2—Summary of Significant Accounting Policies

2.1. Statement of compliance

The consolidated financial statements of Constellium N.V. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s application of IFRS results in no difference between IFRS as issued by the IASB and IFRS as endorsed by the EU (http://ec.europa.eu/internal_market/accounting/ias/index_en.htm).

The consolidated financial statements have been authorized for issue by the Board of Directors at its meeting held on March 13, 2016.

2.2. Application of new and revised International Financial Reporting Standards (IFRS) and interpretations

Standards and Interpretations with an application date for the Group at January 1, 2015:

•	Amendments to IAS 19, ‘Defined Benefit Plans’: Employee Contributions. This amendment clarifies the requirements related to contributions from employees or third parties. The Group applied this amendment in 2013 and there is no impact on the Group financial statements.

•	Annual Improvements to IFRSs 2010-2012 Cycle and to IFRSs 2011-2013 Cycle. These Annual Improvements have no impact on the Group financial statements.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised and amended standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future consolidated financial statements:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. It will replace the guidance in IAS 39, ‘Financial instruments’ that relates to the classification and measurement of financial instruments.

Modifications introduced by IFRS 9 relate primarily to:

•	classification and measurement of financial assets. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

•	depreciation of receivables, now based on the expected credit losses model.

•	hedge accounting.

The standard will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts and related interpretations’. The standard will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 16, ‘Leases’ deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged. The standard will replace IAS 17, ‘Lease’ and will be effective for accounting periods beginning on or after January 1, 2019.

The impact of these standards on the Group’s results and financial situation will be evaluated in 2016.

2.4. Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements respectively in NOTE 17—Cash and Cash Equivalents, NOTE 19—Borrowings and NOTE 23—Financial Risk Management.

The Group’s forecast and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.

Accordingly the Group continues to adopt the going concern basis in preparing the Consolidated Financial Statements. Management considers that this assumption is not invalidated by Constellium’s negative equity as at December 31, 2015. This assessment was confirmed by the Board of Directors at its meeting held on March 13, 2016.

2.5 Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8, ‘Operating Segments’, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Adjusted EBITDA is defined as income from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, Share Equity Plan expense, effects of purchase accounting adjustments, start-up costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6. Principles governing the preparation of the Consolidated Financial Statements

Basis of consolidation

These consolidated financial statements include all the assets, liabilities, equity, revenues, expenses and cash flows of the entities and businesses controlled by Constellium. All intercompany transactions and balances between Group companies are eliminated.

Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group has power over the investee, is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Investments over which the Group has significant influence or joint control are accounted under the equity method. The investments are initially recorded at cost. Subsequently they are increased or decreased by the Group’s share in the profit or loss, or by other movements reflected directly in the equity of the entity.

Business combination

The Group applies the acquisition method to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The amount of non-controlling interest is determined for each business combination and is either based on the fair value (full goodwill method) or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets, resulting in recognition of only the share of goodwill attributable to equity holders of the parent (partial goodwill method).

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the amount of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain in Other gains / (losses)—net in the Consolidated Income Statement.

At the acquisition date, the Group recognizes the identifiable acquired assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiaries on the basis of fair value at the acquisition date. Recognized assets and liabilities may be adjusted during a maximum of 12 months from the acquisition date, depending on new information obtained about the facts and circumstances existing at the acquisition date.

Significant assumptions used in determining allocation of fair value include the following valuation approaches: the cost approach, the income approach and the market approach which are determined based on cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions.

Acquisition related costs are expensed as incurred and included in Other gains / (losses)—net in the Consolidated Income Statement.

Cash-generating units

The reporting units (which generally correspond to an industrial site), the lowest level of the Group’s internal reporting, have been identified as its cash-generating units.

Goodwill

Goodwill arising on a business combination is carried at cost as established at the date of the business combination less accumulated impairment losses, if any.

Goodwill is allocated and monitored at the operating segments level which are the groups of cash-generating units that are expected to benefit from the synergies of the combination. The operating segments represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

On disposal of the relevant cash-generating units, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Impairment of goodwill

A group of cash-generating units to which goodwill is allocated is tested for impairment annually, or more frequently when there is an indication that the group of units may be impaired.

The net carrying value of a group of cash-generating units is compared to its recoverable amount, which is the higher of the value in use and the fair value less cost of disposal.

Value in use calculations use cash flow projections based on financial budgets approved by management and covering usually a 5-year period. Cash flows beyond this period are estimated using a perpetual long-term growth rate for the subsequent years.

The value in use is the sum of discounted cash flows over the projected period and the terminal value. Discount rates are determined based on the weighted-average cost of capital of each operating segment.

The fair value is the price that would be received for the group of cash-generating units, in an orderly transaction, from a market participant. This value is estimated on the basis of available and relevant market data or a discounted cash flow model incorporating a market participant’s assumptions.

An impairment loss for goodwill is recognized for the amount by which the group of units carrying amount exceeds its recoverable amount.

Any impairment loss for goodwill is allocated first to reduce the carrying amount of any goodwill allocated to the group of cash-generating units and then, to the other assets of the group of units pro rata on the basis of the carrying amount of each asset in the group of units.

Any impairment loss is recognized in the line Impairment in the Consolidated Income Statement. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

Non-current assets (and disposal groups) classified as held for sale & Discontinued operations

IFRS 5, ‘Non-current Assets Held for Sale and Discontinued Operations’ defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold, and (iii) represents a separate major line of business or geographic areas of operations.

Assets and liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition.

Assets and liabilities are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

Assets and liabilities held for sale are reflected in separate line items in the Consolidated Statement of Financial Position of the period during which the decision to sell is made.

The results of discontinued operations are shown separately in the Consolidated Income Statement and Consolidated Statement of Cash Flows.

Foreign currency transactions and foreign operations

Functional currency

Items included in the consolidated financial statements of each of the entities and businesses of Constellium are measured using the currency of the primary economic environment in which each of them operates (their functional currency).

Foreign currency transactions:

Transactions denominated in currencies other than the functional currency are converted to the functional currency at the exchange rate in effect at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within Finance costs—net.

Foreign exchange gains and losses that relate to commercial transactions are presented in Cost of sales. All other foreign exchange gains and losses, including those that relate to foreign currency derivatives hedging commercial transactions, are presented within Other gains/ (losses)—net.

Foreign operations: presentation currency and foreign currency translation

In the preparation of the consolidated financial statements, the year-end balances of assets, liabilities and components of equity of Constellium’s entities and businesses are translated from their functional currencies into Euros, the presentation currency of the Group, at their respective year-end exchange rates; and the revenues, expenses and cash flows of Constellium’s entities and businesses are translated from their functional currencies into Euros using average exchange rates for the period.

The net differences arising from exchange rate translation are recognized in the Consolidated Statement of Comprehensive Income / (Loss).

The following table summarizes the main exchange rates used for the preparation of the Consolidated Financial Statements of the Group:

		Year ended December 31, 2015		Year ended December 31, 2014		Year ended December 31, 2013
Foreign exchange rate for 1 Euro		Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.1089	1.0887	1.3264	1.2141	1.3271	1.3791
Swiss Francs	CHF	1.0669	1.0835	1.2146	1.2024	1.2308	1.2276
Czech Koruna	CZK	27.2762	27.0226	27.5352	27.7348	25.9471	27.4273

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized once delivery has occurred, provided that persuasive evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;

•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained by Constellium;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the sale will flow to Constellium; and

•	The costs incurred or to be incurred in respect of the sale can be measured reliably.

The Group also enters into tolling agreements whereby clients loan the metal which the Group will then manufacture for them. In these circumstances, revenue is recognized when services are provided at the date of redelivery of the manufactured metal.

Amounts billed to customers in respect of shipping and handling are classified as revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognized in Cost of sales.

Deferred tooling revenue and related costs

Certain automotive long term contracts include the design and manufacture of customized parts. To manufacture such parts, certain specialized or customized tooling is required. The Group accounts for the tooling revenue and related costs provided by third party manufacturers in accordance with the provisions of IAS 11, ‘Construction Contracts’, i.e. revenue and expenses are recognized on the basis of percentage of completion of the contract.

Research and development costs

Costs incurred on development projects are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete and use the intangible asset;

•	There is an ability to use the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured.

Where development expenditures do not meet these criteria, they are expensed as incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

Other gains / (losses)—net

Other gains / (losses)—net include realized and unrealized gains and losses on derivatives accounted for at fair value through profit or loss and unrealized exchange gains and losses from the remeasurement of monetary assets and liabilities.

Other gains / (losses)—net separately identifies other unusual, infrequent or non-recurring items. Such items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Interest income and expense

Interest income is recorded using the effective interest rate method on loans receivables and on the interest bearing components of cash and cash equivalents.

Interest expense on short and long-term financing is recorded at the relevant rates on the various borrowing agreements.

Borrowing costs (including interests) incurred for the construction of any qualifying asset are capitalized during the period of time required to complete and prepare the asset for its intended use.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting year, the Group revises its estimate of the number of equity instruments expected to vest.

Property, plant and equipment

Recognition and measurement

Property, plant and equipment acquired by the Company are recorded at cost, which comprises the purchase price (including import duties and non-refundable purchase taxes), any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Borrowing costs (including interests) directly attributable to the acquisition or construction of a Property, plant and equipment are included in the cost. Subsequent to the initial recognition, Property, plant and equipment are measured at cost less accumulated depreciation and impairment, if any. Costs are capitalized into construction work in progress until such projects are completed and the assets are available for use.

Subsequent costs

Enhancements and replacements are capitalized as additions to Property, plant and equipment only when it is probable that future economic benefits associated with them will flow to the Company and the cost of the item can be measured with reliability. Ongoing regular maintenance costs related to Property, plant and equipment are expensed as incurred.

Depreciation

Land is not depreciated. Property, plant and equipment are depreciated over the estimated useful lives of the related assets using the straight-line method as follows:

•	Buildings 10—50 years;

•	Machinery and equipment 3—40 years; and

•	Vehicles 5—8 years.

Intangible assets

Recognition and measurement

Technology and Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses. The useful lives of the Group intangible assets are assessed to be finite.

Amortization

Intangible assets are amortized over the estimated useful lives of the related assets using the straight-line method as follows:

•	Technology 20 years;

•	Customer relationships 25 years; and

•	Softwares 3—5 years.

Impairment tests for property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets subject to amortization are reviewed for impairment if there is any indication that the carrying amount of the asset (or cash-generating unit to which it belongs) may not be recoverable. The recoverable amount is based on the higher of fair value less cost of disposal (market value) and value in use (determined using estimates of discounted future net cash flows of the asset or group of assets to which it belongs).

Any impairment loss is recognized in the line Impairment in the Consolidated Income Statement.

Financial instruments

(i) Financial assets

Financial assets are classified either: (a) at fair value through profit or loss, or as (b) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of Constellium’s financial assets at initial recognition.

(a)	At fair value through profit or loss: These are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading except when they are designated as hedging instruments in a hedging relationship that qualifies for hedge accounting in accordance with IAS 39, ‘Financial instruments’. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current. Financial assets carried at fair value through profit or loss, are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.

(b)	Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current or non-current assets based on their maturity date. Loans and receivables are comprised of trade receivables and other and non-current and current loans receivable in the Consolidated Statement of Financial Position. Loans and receivables are carried at amortized cost using the effective interest rate method, less any impairment.

(ii) Financial liabilities

Borrowings and other financial liabilities (excluding derivative liabilities) are recognized initially at fair value, net of transaction costs incurred and directly attributable to the issuance of the liability. These financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the Consolidated Income Statement using the effective interest rate method.

(iii) Derivative financial instruments

Derivatives that are classified as held for trading are initially recognized at their fair value on the date at which the derivative contract is entered into and are subsequently remeasured to their fair value at the date of each Consolidated Statement of Financial Position, with the changes in fair value included in Other (losses) / gains—net. The Group has no derivatives designated for hedge accounting treatment, except at December 31, 2014 for forward derivatives contracted to hedge the foreign currency risk on the estimated U.S. Dollar purchase price of the Wise entities (see NOTE 24—Financial Instruments).

(iv) Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, relevant market prices are used to determine fair values. The Group periodically estimates the impact of credit risk on its derivatives instruments aggregated by counterparties and takes it into account when estimating the fair value of its derivatives.

Credit Value Adjustments are calculated for asset derivatives based on Constellium counterparties credit risk. Debit Value Adjustments are calculated for credit derivatives based on Constellium own credit risk.

The fair value method used is based on historical probability of default, provided by leading rating agencies.

(v) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Leases

Constellium as the lessee

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Various buildings, machinery and equipment from third parties are leased under operating lease agreements. Under such operating lease agreements, the total lease payments are recognized as rent expense on a straight-line basis over the term of the lease agreement, and are included in Cost of sales or Selling and administrative expenses, depending on the nature of the leased assets.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Various equipment from third parties are leased under finance lease agreements. Under such finance leases, the asset financed is recognized in Property, plant and equipment and the financing is recognized as a financial liability, in Borrowings.

Constellium as the lessor

Certain land, buildings, machinery and equipment are leased to third parties under finance lease agreements. During the period of lease inception, the net book value of the related assets is removed from Property, plant and equipment and a Finance lease receivable is recorded at the lower of the fair value and the aggregate future cash payments to be received from the lessee computed at an interest rate implicit in the lease. As the Finance lease receivable from the lessee is due, interest income is recognized.

Inventories

Inventories are valued at the lower of cost and net realizable value, primarily on a weighted-average cost basis.

Weighted-average costs for raw materials, stores, work in progress and finished goods are calculated using the costs experienced in the current period based on normal operating capacity (and include the purchase price of materials, freight, duties and customs, the costs of production, which includes labor costs, materials and other expenses, which are directly attributable to the production process and production overheads).

Trade accounts receivable

Recognition and measurement

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment (if any).

Impairment

An impairment allowance of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, late payments, default or a significant deterioration in creditworthiness. The amount of the provision is the difference between the assets’ carrying value and the present value of the estimated future cash flows, discounted at the original effective interest rate. The expense (income) related to the increase (decrease) of the impairment allowance is recognized in the Consolidated Income Statement. When a trade receivable is deemed uncollectible, it is written off against the impairment allowance account. Subsequent recoveries of amounts previously written off are credited in Cost of sales in the Consolidated Income Statement

Factoring arrangements

In a non-recourse factoring arrangement, where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized from the Consolidated Statement of Financial Position. Where trade accounts receivable are sold with limited recourse, and substantially all the risks and rewards associated with these receivables are not transferred, receivables continue to be included in the Consolidated Statement of Financial Position. Inflows and outflows from factoring agreements in which the Group does not derecognize receivables are presented on a net basis as cash flows from financing activities. Arrangements in which the Group derecognizes receivables result in changes in trade receivables which are reflected as cash flows from operating activities.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash in bank accounts and on hand, short-term deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, less bank overdrafts that are repayable on demand, provided there is a right of offset.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Trade payables

Trade payables are initially recorded at fair value and classified as current liabilities if payment is due in one year or less.

Provisions

Provisions are recorded for the best estimate of expenditures required to settle liabilities of uncertain timing or amount when management determines that a legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. Provisions are measured at the present value of the expected expenditures to be required to settle the obligation.

The ultimate cost to settle such liabilities is uncertain, and cost estimates can vary in response to many factors. The settlement of these liabilities could materially differ from recorded amounts. In addition, the expected timing of expenditure can also change. As a result, there could be significant adjustments to provisions, which could result in additional charges or recoveries affecting future financial results.

Types of liabilities for which the Group establishes provisions include:

Close down and restoration costs

Estimated close down and restoration costs are accounted for in the year when the legal or constructive obligation arising from the related disturbance occurs and it is probable that an outflow of resources will be required to settle the obligation. These costs are based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan including feasibility and engineering studies, are updated annually during the life of the operation to reflect known developments (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to formal review at regular intervals each year.

The initial closure provision together with subsequent movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within Property, plant and equipment. These costs are then depreciated over the remaining useful lives of the related assets. The amortization or unwinding of the discount applied in establishing the net present value of the provisions is charged to the Consolidated Income Statement as a financing cost in each accounting year.

Environmental remediation costs

Environmental remediation costs are accounted for based on the estimated present value of the costs of the Group’s environmental clean-up obligations. Movements in the environmental clean-up provisions are presented as an operating cost within Cost of sales. Remediation procedures may commence soon after the time at which the disturbance, remediation process and estimated remediation costs become known, and can continue for many years depending on the nature of the disturbance and the technical remediation.

Restructuring costs

Provisions for restructuring are recorded when Constellium’s management is demonstrably committed to the restructuring plan and where such liabilities can be reasonably estimated. The Group recognizes liabilities that primarily include one-time termination benefits, or severance, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements, and are periodically adjusted for any anticipated or unanticipated events or changes in circumstances that would reduce or increase these obligations.

Legal, tax and other potential claims

Provisions for legal claims are made when it is probable that liabilities will be incurred and when such liabilities can be reasonably estimated. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals, process and outcomes of similar historical matters, amongst others. Once an unfavorable outcome is considered probable, management weights the probability of possible outcomes and the most reasonable loss is recorded. Legal matters are reviewed on a regular basis to determine if there have been changes in management’s judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Depending on their nature, these costs may be charged to Cost of sales or Other gains/ (losses)–net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by Constellium’s customers or the end-users of products. Provisions for product warranty and guarantees are charged to Cost of sales in the Consolidated Income Statement. In the accounting year when any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred is charged against the provision established in the Consolidated Statement of Financial Position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Constellium management.

Management establishes tax reserves and accrues interest thereon, if deemed appropriate; in expectation that certain tax return positions may be challenged and that the Group might not succeed in defending such positions, despite management’s belief that the positions taken were fully supportable.

Pension, other post-employment healthcare plans and other long term employee benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Constellium’s contributions to defined contribution pension plans are charged to the Consolidated Income Statement in the year to which the contributions relate. This expense is included in Cost of sales, Selling and administrative expenses or Research and development expenses, depending on its nature.

For defined benefit plans, the retirement benefit obligation recognized in the Consolidated Statement of Financial Position represents the present value of the defined benefit as reduced by the fair value of plan assets. The effects of changes in actuarial assumptions and experience adjustments are charged or credited to Other comprehensive income / (loss).

The amount charged to the Consolidated Income Statement in respect of these plans (including the service costs and the effect of any curtailment or settlement, net of interest costs) is included within the Income / (loss) from operations.

The defined benefit obligations are assessed in accordance with the advice of qualified actuaries. The most significant assumption used in accounting for pension plans is the discount rate.

Post-employment benefit plans relate to health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded and are accounted for as defined benefit obligations, as described above.

Other long term employee benefits include jubilees and other long-term disability benefits. For these plans, actuarial gains and losses arising in the year are recognized immediately in the Consolidated Income Statement.

Taxation

The current Income tax (expense) / benefit is calculated on the basis of the tax laws enacted or substantively enacted at the Consolidated Statement of Financial Position date in the countries where the Company and its subsidiaries operate and generate taxable income.

The Group is subject to income taxes in the Netherlands, France, United States and numerous other jurisdictions. Certain of Constellium’s businesses may be included in consolidated tax returns within the Company. In certain circumstances, these businesses may be jointly and severally liable with the entity filing the consolidated return, for additional taxes that may be assessed.

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred income tax assets for operating loss carryforwards and tax credit carryforwards.

The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as tax income /(loss) in the year when the rate change is substantively enacted. Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Presentation of financial statements

The consolidated financial statements are presented in millions of Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation or with IFRS requirements (see NOTE 32—Disposals, Disposals Group classified as held for sale).

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

Many of the amounts included in the consolidated financial statements involve the use of judgment and/or estimation. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the consolidated financial statements. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the items presented below.

Purchase Accounting

Business combinations are recorded in accordance with IFRS 3, ‘Business Combination’ using the acquisition method. Under this method, upon the initial consolidation of an entity over which the

Group has acquired exclusive control, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.

Therefore, through a number of different approaches and with the assistance of external independent valuation experts, the Group identified what it believes is the fair value of the assets and liabilities at the acquisition date. These valuations include a number of assumptions, estimations and judgments. Quantitative and qualitative information is further disclosed in NOTE 3—Acquisition of Wise entities.

Significant assumptions which were used in determining allocation of fair value included the following valuation approaches: the cost approach, the income approach and the market approach which were determined based on cash flow projections and related discount rates, industry indices, market prices regarding replacement cost and comparable market transactions. While the Company believes that the estimates and assumptions underlying the valuation methodologies were reasonable, different assumptions could have resulted in different fair values.

Impairment tests for goodwill, intangible assets and property, plant and equipment.

The determination of fair value and value in use of cash generating units or groups of cash generating units depends on a number of assumptions, in particular market data, estimated future cash flows and the discount rate.

These assumptions are subject to risk and uncertainty. Any material changes in these assumptions could result in a significant change in a cash generating-units’ recoverable value or a goodwill impairment. Details of the key assumptions applied are set out in NOTE 13—Intangible assets (including goodwill) and in NOTE 14—Property, plant and equipment.

Pension, other post-employment benefits and other long-term employee benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the discount rate and the rate of future compensation increases. In making these estimates and assumptions, management considers advices provided by external advisers, such as actuaries.

Any material changes in these assumptions could result in a significant change in employee benefits expense recognized in the Consolidated Income Statement, actuarial gains and losses recognized in equity and prepaid and accrued benefits. Details of the key assumptions applied are set out in NOTE 21—Pensions and other post-employment benefit obligations.

Taxes

Significant judgment is sometimes required in determining the accrual for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were recorded, such differences will impact the current and deferred income tax provisions, results of operations and possibly cash flows in the year in which such determination is made.

Management judgment is required to determine the extent to which deferred tax assets can be recognized. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be utilized. The deferred tax assets will be ultimately utilized to the extent that sufficient taxable profits will be available in the periods in which the temporary differences become deductible. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account the scheduled reversals of taxable and deductible temporary differences, past, current and expected future performance deriving from the budget, the business plan and tax planning strategies. Deferred tax assets are not recognized in the jurisdictions where it is less likely than not that sufficient taxable profits will be available against which the deductible temporary differences can be utilized.

Provisions

Provisions have been recorded for: (a) close-down and restoration costs; (b) environmental remediation and monitoring costs; (c) restructuring programs; (d) legal and other potential claims including provisions for product income tax risks, warranty and guarantees, at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations are revised each year until the actual liability is settled, with any difference accounted for in the year in which the revision is made. Main assumptions used are described in NOTE 22—Provisions.

Note 3—Acquisition of Wise Entities

On January 5, 2015, Constellium acquired 100% of Wise Metals Intermediate Holdings LLC (“Wise” or “Muscle Shoals”), a private aluminum sheet producer located in Muscle Shoals, Alabama, United States of America. The total consideration, paid in cash, was €370 million. With the acquisition, Constellium has now access to 450,000 metric tons (kt) of hot mill capacity from the widest strip mill in North America, reinforcing its position on the can market and positioning Constellium to continue to grow in the North American Body in White (BiW) market.

In accordance with IFRS 3, ‘Business Combination’, Constellium has recognized the assets acquired and liabilities assumed, measured, with the assistance of an independent expert, at fair value at the acquisition date:

(in millions of Euros)	Notes	January 5, 2015
Intangible assets	13	130
Property, plant and equipment	14	657
Trade receivables and other		165
Inventories		227
Other financial assets		4
Cash and cash equivalents		22

Total assets acquired		1,205

Borrowings	19	(997)
Trade payables and other		(155)
Deferred tax liabilities	26	(15)
Pension and other post-employment benefit obligations	21	(8)
Other financial liabilities		(2)
Provisions and contingent liabilities	22	(53)

Total liabilities assumed		(1,230)

Net liabilities assumed		(25)

Goodwill	13	395

Total cash consideration		370

The valuation resulted in the recognition of intangible assets such as Customer relationships and Technology. Property, plant and equipment, Inventories, Provisions and Borrowings have been remeasured at fair value. The resulting €395 million goodwill is mainly supported by the growing automotive markets (Body in White) in North America. The resulting goodwill will be deductible for tax purposes.

Considering the industries served, its major customers and product lines, Muscle Shoals and its related assets and liabilities are included in Packaging and Automotive Rolled Products (P&ARP) operating segment.

The combined revenue and net income for the year ended December 31, 2015 assuming the business combination occurred on January 1, 2015 would not be materially different from the actual consolidated revenue (as the acquisition was completed on January 5, 2015).

Acquisition costs were recognized as expenses in Other gains/ (losses)-net of Group’s Consolidated Income Statement (€34 million in 2014 and €5 million in 2015).

Note 4—Operating Segment Information

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to the Constellium chief operating decision maker (CODM) (see NOTE 2—Summary of Significant Accounting Policies) on that basis. Group’s operating segments are described below:

Aerospace and Transportation (A&T)

A&T focuses on thick-gauge rolled high value-added products for customers in the aerospace, marine, automotive and mass-transportation markets and engineering industries. A&T operates six facilities in three countries.

Packaging and Automotive Rolled Products (P&ARP)

P&ARP produces and provides thin-gauge rolled products for customers in the beverage and closures, automotive, Body in White, customized industrial sheet solutions and high-quality bright surface product markets. P&ARP operates three facilities in three countries.

Automotive Structures and Industry (AS&I)

AS&I focuses on specialty products and supplies a variety of hard and soft alloy extruded products, including technically advanced products, to the automotive, industrial, energy, electrical and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I operates thirteen facilities in seven countries.

Holdings & Corporate

Holdings & Corporate include the net cost of Constellium’s head office and corporate support functions.

Intersegment elimination

Intersegment trading is conducted on an arm’s length basis and reflects market prices.

The accounting principles used to prepare the Company’s operating segment information are the same as those used to prepare Group’s consolidated financial statements.

4.1 Segment Revenue

	Year ended December 31, 2015			Year ended December 31, 2014			Year ended December 31, 2013
(in millions of Euros)	Segment revenue	Inter- segment elimination	Revenue	Segment revenue	Inter- segment elimination	Revenue	Segment revenue	Inter- segment elimination	Revenue
A&T	1,355	(7)	1,348	1,197	(5)	1,192	1,204	(7)	1,197
P&ARP(A)	2,748	(6)	2,742	1,576	(8)	1,568	1,480	(8)	1,472
AS&I	1,047	(13)	1,034	921	(46)	875	859	(54)	805
Holdings & Corporate(B)	29	—	29	31	—	31	21	—	21

Total	5,179	(26)	5,153	3,725	(59)	3,666	3,564	(69)	3,495

(A)	Includes Muscle Shoals revenue of €1,198 million for the year ended December 31, 2015.
(B)	Includes revenue from metal supply to plants in Ham and Saint Florentin which are considered as third parties since their disposal in the second quarter of 2013.

4.2 Segment adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
A&T		103	91	120
P&ARP(A)		183	118	105
AS&I		80	73	58
Holdings & Corporate		(23)	(7)	(3)

Adjusted EBITDA		343	275	280

Metal price lag(B)		(34)	27	(29)
Start-up and development costs(C)		(21)	(11)	(7)
Manufacturing system and process transformation costs(D)		(11)	(1)	—
Wise acquisition and integration costs	3	(14)	(34)	—
Wise one-time costs related to the acquisition(E)		(38)	—	—
Share Equity Plans	31	(7)	(4)	(2)
(Losses) / Gains on Ravenswood OPEB plan amendment	8	(5)	9	11
Swiss pension plan settlements	8	—	6	—
Income tax contractual reimbursements	8	—	8	—
Apollo Management fees		—	—	(2)
Depreciation and amortization(F)	6	(140)	(49)	(32)
Impairment(G)		(457)	—	—
Restructuring costs		(8)	(12)	(8)
Losses on disposals and assets classified as held for sale	8	(5)	(5)	(5)
Unrealized (losses) / gains on derivatives	8	(20)	(53)	12
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net	8	(3)	1	2
Other		(6)	(7)	(11)

(Loss) / Income from operations		(426)	150	209

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Other expenses		—	—	(27)
Finance costs—net	10	(155)	(58)	(50)
Share of loss of joint-ventures	25	(3)	(1)	3

(Loss) / Income before income tax		(584)	91	135

Income tax benefit / (expense)	11	32	(37)	(39)

Net (loss) / income from continuing operations		(552)	54	96
Net (loss) / income from discontinued operations		—	—	4

Net (Loss) / Income		(552)	54	100

(A)	Includes €68 million of Adjusted EBITDA from Muscle Shoals for the year ended December 31, 2015.
(B)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, by the quantity sold in the period.
(C)	For the year ended December 31, 2015, start-up costs relating to new sites and business development initiatives amounted to €21 million of which €16 million related to Body in White growth projects both in Europe and the U.S and €5 million related to the expansion of the site in Van Buren, U.S.
(D)	For the year ended December 31, 2015, manufacturing system and process transformation costs related to supply chain reorganization mainly in our A&T operating segment.
(E)	Wise one-time costs related to the acquisition include :

•	Wise Mid-West premium losses: Constellium seeks to achieve a full pass-through model for LME and premiums, primarily through contractual arrangements with metal suppliers and customers. At the acquisition date (January 5, 2015), not all Wise contracts had this pass-through mechanism. Constellium has renegotiated these contracts to bring them in line with its usual practice. In addition, the Mid West Premium market conditions were abnormal in the year ended December 31, 2015 with premium falling from $524/metric ton as at January 5, 2015 to $198/metric ton as at December 31, 2015. This resulted in an un-recovered metal premium of €22 million.

•	Unwinding of Wise previous hedging policies: Constellium’s policies are to hedge all known exposures. Losses of €4 million were incurred on the unwinding of the predecessor’s hedging policies for the year ended December 31, 2015.

•	Effects of purchase accounting adjustment: Represents the non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million).

(F)	Includes €61 million depreciation and amortization expenses from Muscle Shoals assets for the year ended December 31, 2015.
(G)	Includes mainly for the year ended December 31, 2015, an impairment charge of €400 million related to Muscle Shoals intangible assets and Property, plant and equipment and €49 million related to Constellium Valais Property, plant and equipment.

4.3 Entity-wide information about products and services

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Aerospace rolled products	861	667	655
Transportation, Industry and other rolled products	487	525	542
Packaging rolled products	2,205	1,160	1,138
Automotive rolled products	275	225	162
Specialty and other thin-rolled products	262	183	172
Automotive extruded products	544	413	334
Other extruded products	490	462	471
Others	29	31	21

Total revenue(A)	5,153	3,666	3,495

(A)	Includes Muscle Shoals revenue of €1,198 for the year ended December 31, 2015.

4.4 Segment capital expenditure

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
A&T	(112)	(71)	(53)
P&ARP(A)	(170)	(74)	(37)
AS&I	(60)	(48)	(49)
Holdings & Corporate	(8)	(6)	(5)

Capital expenditure	(350)	(199)	(144)

(A)	Includes Muscle Shoals capital expenditure of €71 million for the year ended December 31, 2015.

4.5 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less investments accounted for under equity method, deferred income tax assets, other financial assets (including cash and cash equivalent) and assets classified as held for sale.

(in millions of Euros)	At December 31, 2015	At December 31, 2014
A&T	706	707
P&ARP(A)	1,505	390
AS&I	315	333
Holdings & Corporate	210	288

Segment Assets	2,736	1,718

Unallocated:
Investments accounted for under equity method	30	21
Deferred income tax assets	270	192
Other financial assets	579	1,081
Assets classified as held for sale	13	—

Total Assets	3,628	3,012

(A)	Includes Muscle Shoals assets of €691 million at December 31, 2015.

4.6 Information about major customers

Included in revenue arising from the P&ARP segment for the year ended December 31, 2015, is revenue of €1,318 million which arose from sales to the Group’s two largest customers. No other single customer contributed 10% or more to the Group’s revenue for 2015.

Included in revenue arising from the P&ARP segment for the years ended December 31, 2014 and 2013, is revenue of respectively €406 million and €378 million which arose from sales to the Group’s largest customers. No other single customer contributed 10% or more to the Group’s revenue for 2014 and 2013.

Note 5—Information by Geographic Area

The Group reports information by geographic area as follows: revenues from third and related parties are based on destination of shipments and property, plant and equipment are based on the physical location of the assets.

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Revenue from third and related parties
France	564	533	535
Germany	1,112	1,035	961
United Kingdom	243	336	346
Switzerland	72	85	88
Other Europe	849	755	742
United States	1,677	524	448
Canada	91	51	53
Asia and Other Pacific	266	174	142
Others	279	173	180

Total	5,153	3,666	3,495

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Property, plant and equipment
France	433	291
Germany	118	99
Switzerland	1	34
Czech Republic	32	21
Other Europe	2	3
United States	660	179
Others	9	6

Total	1,255	633

Note 6—Expenses by Nature

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Raw materials and consumables used(A)		(3,176)	(2,087)	(1,980)
Employee benefit expenses	7	(887)	(697)	(667)
Energy costs		(168)	(152)	(150)
Sub-contractors		(86)	(104)	(86)
Freight out costs		(130)	(79)	(75)
Professional fees		(75)	(64)	(74)
Operating leases expenses		(29)	(25)	(20)
Depreciation and amortization		(140)	(49)	(32)
Impairment		(457)	—	—
Other Operating expenses		(300)	(176)	(194)
Other gains/(losses)—net	8	(131)	(83)	(8)

Total Operating expenses(B)		(5,579)	(3,516)	(3,286)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see NOTE 23—Financial Risk Management and NOTE 24—Financial Instruments).
(B)	Includes Muscle Shoals operating expenses of €1,648 million for the year ended December 31, 2015.

Note 7—Employee Benefit Expenses

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Wages and salaries		(836)	(650)	(625)
Pension costs—defined benefit plans	21	(31)	(26)	(28)
Other post-employment benefits	21	(15)	(17)	(12)
Share equity plan expenses	31	(5)	(4)	(2)

Total employee benefit expenses(A)		(887)	(697)	(667)

(A)	Includes Muscle Shoals employee benefit expenses of €118 million for the year ended December 31, 2015.

Note 8—Other Gains/ (Losses)—Net

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Realized losses on derivatives		(93)	(13)	(31)
Unrealized (losses)/ gains on derivatives at fair value through Profit and Loss—net(A)	23	(20)	(53)	12
Unrealized exchange (losses) /gain from the remeasurement of monetary assets and liabilities—net		(3)	1	2
Swiss pension plan settlements	21	—	6	—
(Losses) / Gains on Ravenswood OPEB plan amendments	21	(5)	9	11
Wise acquisition costs	3	(5)	(34)	—
Income tax contractual reimbursements	11	—	8	—
(Losses) on disposals and assets classified as held for sale(B)		(5)	(5)	(5)
Other—net		—	(2)	3

Total Other gains/ (losses)—net		(131)	(83)	(8)

(A)	The gains or losses are related to unrealized gains or losses on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME price (refer to NOTE 23—Financial Risk Management for a description of Group’s risk management).
(B)	Following the Group’s decision to sell its plant in Carquefou—France, included in the Aerospace and Transportation (A&T) operating segment, a €8 million charge was recorded in 2015.

On October 27, 2014, the Group sold its plant in Tarascon sur Ariège, France and incurred a €7 million loss.

In 2013, the sale of Group’s plants in Ham and Saint Florentin, France, was completed.

Note 9—Currency Gains / (Losses)

Consolidated Income Statement

Currency gains and losses are included in the Consolidated Financial Statements as follows:

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Included in Cost of sales		13	11	(2)
Included in Other gains/(losses)—net		(50)	(52)	23
Included in Finance costs—net	10	2	2	2

Total		(35)	(39)	23

Realized exchange losses on foreign currency derivatives—net		(5)	(12)	—
Unrealized exchange gains / (losses) on foreign currency derivatives—net		8	(12)	13
Exchanges (losses) / gains from the remeasurement of monetary assets and liabilities—net		(38)	(15)	10

Total		(35)	(39)	23

Foreign currency translation reserve

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014
Foreign currency translation reserve at January 1	(28)	(14)
Effect of currency translation differences—net	34	(14)

Foreign currency translation reserve at December 31	6	(28)

See NOTE 23—Financial Risk Management and NOTE 24—Financial Instruments for further information regarding the Company’s foreign currency derivatives and hedging activities.

Note 10—Finance Costs—Net

(in millions of Euros)	Notes	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Finance income
Realized and unrealized gains on debt derivatives at fair value(A)	9	50	29	4
Realized and unrealized exchange gains on financing activities—net(A)	9	20	—	11
Other finance income		1	1	2

Total Finance income		71	30	17

Finance costs
Interest expense on borrowings(B)	19	(149)	(32)	(22)
Expenses on factoring arrangements(C)	16	(11)	(9)	(10)
Exit fees and unamortized arrangement fees(D)	19	—	(15)	(21)
Realized and unrealized losses on debt derivatives at fair value(A)	9	—	—	(13)
Realized and unrealized exchange losses on financing activities—net(A)	9	(68)	(27)	—
Other		(6)	(7)	(2)

		(234)	(90)	(68)

Capitalized borrowing costs(E)		8	2	1

Total Finance costs		(226)	(88)	(67)

Finance costs—net		(155)	(58)	(50)

(A)	The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes. The principal is mainly hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates. Changes in the fair value of these hedging derivatives are recognized within Finance income / (costs) in the Consolidated Income Statement and offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation.
(B)	Includes for the year ended December 31, 2015: (i) €81 million of interests related to Constellium N.V. Senior Notes; (ii) €64 million of interests related to the Muscle Shoals’ Senior Notes and (iii) €4 million of interest expenses and fees related to Muscle Shoals and Ravenswood Revolving Credit Facilities (ABL).

Includes for the year ended December 31, 2014: (i) €23 million of interests related to the Constellium N.V. 2014 Senior Notes; (ii) €7 million of interests related to the Constellium N.V. 2013 term loan and (iii) €2 million of interest expenses related to the Ravenswood Revolving Credit Facility.

Includes for the year ended December 31, 2013: (i) €17 million of interests related to the Constellium N.V. 2013 term loan; (ii) €3 million of interests related to the Constellium N.V. 2012 term loan and (iii) €2 million of interest expenses related to the Ravenswood Revolving Credit Facility.

(C)	Includes interests, fees and amortization of deferred financing costs related to trade accounts receivable factoring programs (see NOTE 16—Trade Receivables and Other).
(D)	During the second quarter of 2014, Constellium N.V. issued Senior Notes and repaid the 2013 term loan. Arrangement fees of the 2013 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. For the year ended December 31, 2014, arrangement and exit fees amounted respectively to €9 million and €6 million.

During the first quarter of 2013, Constellium N.V. issued the 2013 term loan facility and repaid the 2012 term loan. Arrangement fees of the 2012 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. For the year ended December 31, 2013, arrangement and exit fees amounted respectively to €13 million and €8 million.

(E)	Represents capitalized borrowing costs directly attributable to the construction of assets.

N ote 11—Income Tax

The current and deferred components of income tax are as follows:

(in millions of Euros)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Current tax expense	(21)	(34)	(29)
Deferred tax benefit / (expense)	53	(3)	(10)

Total Income tax benefit / (expense)	32	(37)	(39)

Using a composite statutory income tax rate applicable by tax jurisdictions, the income tax can be reconciled as follows:

(in millions of Euros)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
(Loss)/ Income before income tax	(584)	91	135

Composite statutory income tax rate applicable by tax jurisdiction	38.2%	31.0%	36.0%

Income tax benefit / (expense) calculated at composite statutory tax rate applicable by tax jurisdictions	223	(28)	(48)
Tax effect of:
Changes in recognized and unrecognized deferred tax assets(A)	(177)	(3)	1
Other(B)	(14)	(6)	8

Income tax benefit/ (expense)	32	(37)	(39)

Effective income tax rate	5%	41%	29%

(A)	Including unrecognized deferred tax asset on impairment of long term assets of one of our main entities
(B)	Including non-deductible items and certain contractual reimbursements in 2014 and 2013.

Our composite statutory income tax rate of 38,2% in the year ended December 31, 2015, 31.0% in the year ended December 31, 2014 and of 36.0% in the year ended December 31, 2013 resulted from the statutory tax rates (i) in the United States of 40% in 2015, 43% in 2014 and 40% in 2013, (ii) in France of 38.0% in 2015, in 2014 and in 2013, (iii) in Germany of 29% in 2015, 2014 and 2013, (iv) in the Netherlands of 25% in 2015, 2014 and 2013 and (v) in Czech Republic of 19% in 2015, 2014 and 2013. The 7.2% increase in our composite tax rate from 2014 to 2015 and the 5.0% decrease in our composite tax rate from 2013 to 2014 resulted from the change in the weight of profits or losses in higher tax rate jurisdictions most notably France and in the United States combined with the change in the weight of profits in lower tax rate jurisdictions most notably in Czech Republic in 2014.

Note 12—Earnings Per Share

12.1 Earnings

(in millions of Euros)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share from continuing operations	(554)	51	94

Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share from discontinued operation	—	—	4

Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	(554)	51	98

12.2 Number of shares (see NOTE 18—Share capital)

(number of shares)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	105,097,442	104,639,342	98,219,458
Effect of other dilutive potential ordinary shares(B)	—	687,530	671,487

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,097,442	105,326,872	98,890,945

(A)	Based on the total number of all classes of shares (former “A”, “B1” and “B2”) until the IPO on May 22, 2013, and on the total number of Class A ordinary shares from the IPO (See NOTE 18—Share Capital). Prior to the IPO, the Class B ordinary shares were included in the basic and diluted earnings per share calculation as the Class A and Class B ordinary shares had equal rights to profit allocation and dividends and Class B ordinary shares, once issued, could not be repurchased nor cancelled by the Company without the consent of the holder. In connection with our IPO, the Management Equity Plan (“MEP”) was frozen so that there could be no additional issuances or reallocations thereunder of Class B ordinary shares among MEP participants. In addition, from the date of the IPO, at the request of the MEP participants and in certain circumstances, the Company was committed to repurchase these shares, and may subsequently cancel them (including the related accumulated rights to profit).

Accordingly, from the IPO date, Class B ordinary shares have been excluded from the calculation of the weighted average number of ordinary shares used to calculate the basic earnings per share. As Class B ordinary shares are ultimately converted into Class A ordinary shares when the Company does not have to repurchase them, they are included in the calculation of the weighted average number of ordinary shares used to calculate the diluted earnings per share.

All ordinary Class B shares were cancelled in August 2015.

(B)	For the years ended December 31, 2014 and 2013, includes B shares as they give rights to profit allocation and dividends and potential new ordinary shares to be issued as part of the Co-investment plan, the Equity award plan, the Free Share and the Shareholding Retention Plan (See NOTE 31—Share Equity Plan). All potential dilutive new ordinary shares were taken into account into the diluted earnings per share. There were no instrument excluded from the computation of diluted earnings per share because their effect was antidilutive.

For the year ended December 31, 2015, there were 510,721 potential ordinary shares that could have a dilutive impact but were considered antidilutive due to negative earnings.

Earnings per share attributable to the equity holders of the Company

(in Euros per share)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
From continuing operations and discontinued operations
Basic	(5.27)	0.48	1.00
Diluted	(5.27)	0.48	0.99

From continuing operations
Basic	(5.27)	0.48	0.96
Diluted	(5.27)	0.48	0.95

From discontinued operations
Basic	—	—	0.04
Diluted	—	—	0.04

Note 13—Intangible Assets (Including Goodwill)

(in millions of Euros)	Notes	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangibles assets (excluding goodwill)
Net balance at January 1, 2015		11	—	11	—	4	2	17
Intangible assets acquired through business combination and resulting goodwill	3	395	84	9	37	—	—	130
Additions		—	—	1	—	6	—	7
Amortization expense		—	(5)	(6)	(2)	—	—	(13)
Impairment		—	(60)	—	(21)	—	—	(81)
Transfer during the period		—	—	3	—	(3)	—	—
Effects of changes in foreign exchange rates		37	9	5	4	—	—	18

Net balance at December 31, 2015		443	28	23	18	7	2	78

At December 31, 2015
Cost		443	92	41	41	7	2	183
Less accumulated amortization and impairment		—	(64)	(18)	(23)	—	—	(105)

Net balance at December 31, 2015		443	28	23	18	7	2	78

Impairment tests for goodwill

Goodwill in the amount of €443 million has been allocated to the Group’s operating segment Aerospace and Transportation (“A&T”) €5 million, Automotive Structures and Industry (“AS&I”) €2 million and Packaging and Automotive Rolled Products (“P&ARP”) €436 million.

At December 31, 2015, the recoverable amount of the A&T and AS&I operating segments has been determined based on value-in-use calculations and significantly exceeded their carrying value. No reasonable change in the assumptions retained could lead to a potential impairment charge.

For the P&ARP operating segment, the recoverable value was estimated by applying a discounted cash flow model and market participant’s assumptions. The expected future cash flows are based on the 2016-2025 medium and long term business plan approved by the management and reviewed by the Board of Directors. They include the significant capital expenditures for the Body-in-White (up to 2020/2021) and the related returns. Considering the significant level of future capital expenditure needed to address the Body in White market with the related Body in White cash inflows ramping-up from 2018/2019 and reaching a normative level in 2023/2024, cash flows were projected over a 10 year period. The terminal value assumes a normative cash flow and a long term growth rate ranging from 0% to 2%. The discount rates applied to cash flows projections range between 11% and 12%. It was concluded that the carrying value did not exceed the recoverable value as at December 31, 2015. Accordingly, the impairment test carried out at the P&ARP operating segment level did not lead to a goodwill impairment.

Sensitivity analysis: the calculation of the recoverable value of the P&ARP operating segment is most sensitive to the following assumptions:

•	Discount rate : an increase in the discount rate by 2% would result in the recoverable value equaling the carrying value;

•	Perpetual growth rate : a decrease in the perpetual growth rate by 5 % would result in the recoverable value equaling the carrying value; or

•	BiW shipments : 40% lower shipments in the BiW US business would result in the recoverable value equaling the carrying value. Considering the overall size and length of the Body in White project, management determined forecasted shipments and related revenues to be a key assumption.

Note 14—Property, Plant and Equipment

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Notes	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2015		1	61	383	183	5	633
Property, plant and equipment acquired through business combination	3	22	129	438	65	3	657
Additions		—	6	36	340	3	385
Disposals		—	—	(1)	—	—	(1)
Depreciation expense		(4)	(15)	(103)	—	(5)	(127)
Impairment	4	—	(79)	(276)	(15)	(1)	(371)
Transfer during the period		—	43	244	(289)	2	—
Reclassified as assets held for sale	32	—	(1)	(3)	—	—	(4)
Effects of changes in foreign exchange rates		2	14	55	12		83

Net balance at December 31, 2015		21	158	773	296	7	1,255

At December 31, 2015
Cost		25	258	1,207	310	24	1,824
Less accumulated depreciation and impairment		(4)	(100)	(434)	(14)	(17)	(569)

Net balance at December 31, 2015		21	158	773	296	7	1,255

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2014	1	28	252	119	8	408
Additions	—	15	31	208	—	254
Disposals	—	—	—	—	—	—
Depreciation expense	—	(2)	(42)	—	(2)	(46)
Impairment	—	—	—	(1)	—	(1)
Transfer during the year	—	18	128	(147)	(1)	(2)
Effects of changes in foreign exchange rates	—	2	14	4	—	20

Net balance at December 31, 2014	1	61	383	183	5	633

At December 31, 2014
Cost	1	67	459	183	13	723
Less accumulated depreciation and impairment	—	(6)	(76)	—	(8)	(90)

Net balance at December 31, 2014	1	61	383	183	5	633

Building, machinery and equipment includes the following amounts where the Group is a lessee under a finance lease:

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Gross value	Accumulated depreciation	Net	Gross value	Accumulated depreciation	Net
Buildings under finance lease	28	(2)	26	16	—	16
Machinery and equipment under finance lease	34	(13)	21	16	(1)	15

Total	62	(15)	47	32	(1)	31

The future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Less than 1 year	10	6
1 to 5 years	36	19
More than 5 years	21	15

Total	67	40

The present value of future aggregate minimum lease payments under non-cancellable finance leases are as follows:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Less than 1 year	7	5
1 to 5 years	31	18
More than 5 years	15	8

Total	53	31

Depreciation expense and impairment losses

Total depreciation expense and impairment losses relating to Property, plant and equipment and Intangible assets are included in the Consolidated Income Statement as follows:

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Cost of sales	(132)	(42)	(28)
Selling and administrative expenses	(8)	(7)	(4)
Impairment	(452)	—	—

Total	(592)	(49)	(32)

The amount of contractual commitments for the acquisition of property, plant and equipment is disclosed in NOTE 27—Commitments.

Impairment tests for property, plant and equipment and intangibles assets

Muscle Shoals cash-generating unit: the following triggering events were identified as at December 31, 2015:

•	Continuing under performance and actual 2015 Muscle Shoals results showing a much lower financial performance than the initial business plan prepared as part of the Wise acquisition, and

•	Revised budget and strategic plan for Muscle Shoals downgraded, notably after taking into account new sale agreements commercial conditions for the can/packaging business.

In accordance with the accounting policies described in NOTE 2.6 of the Consolidated Financial Statements, the Muscle Shoals cash-generating unit was tested for impairment as at December 31, 2015.

Its value-in-use was determined based on projected cash flows expected to be generated by the can/packaging business at Muscle Shoals. These cash flow forecasts were prepared by the Group Management and reviewed by the Board of Directors. The discount rate applied to cash flows projections was 11% and cash flows beyond the projection period have been extrapolated using a 0% growth rate. The value in use calculation led to a recoverable value being €400 million lower than the carrying value.

Management determined that the fair value less cost of disposal of Muscle Shoals cash-generating unit does not exceed the value in use.

Accordingly, an impairment charge of €400 million was recorded as at December 31, 2015, reducing the Muscle shoals’ cash- generating unit intangible assets and property, plant and equipment.

Sensitivity analysis: the calculation of the recoverable value of the Muscle Shoals cash-generating unit is most sensitive to the following assumptions:

•	Discount rate : a increase / decrease of the discount rate by 1% would impact the recoverable value by €40 million and €48 million respectively

•	Perpetual growth rate : a increase / decrease of the perpetual growth rate by 1% would impact the recoverable value by €19 million and €16 million respectively.

Constellium Valais cash-generating units: certain triggering events were identified in 2015 (cash-generating unit Valais—AS&I operating segment: operational reorganization and industrial restructuring and cash-generating unit Valais—A&T operating segment: expected adverse change in key sale agreements).

In accordance with the accounting policies described in NOTE 2.6 of the Consolidated Financial Statements, the Valais cash- generating units were tested for impairment as at December 31, 2015.

Based on the recoverable value approached from both a value in use and a fair value models, the carrying value of the Property, plant and equipment was fully impaired as at December 31, 2015. The related impairment charge totaled €49 million.

Note 15—Inventories

Inventories are comprised of the following:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Finished goods	148	126
Work in progress	265	205
Raw materials	91	80
Stores and supplies	59	41
Depreciation and impairment(A)	(21)	(16)

Total inventories	542	436

(A)	Includes Net realizable value and slow moving adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any increase / (decrease) in the net realizable value adjustment on inventories is included in Cost of sales in the Consolidated Income Statement.

Note 16—Trade Receivables and Other

Trade receivables and other are comprised of the following:

	At December 31, 2015		At December 31, 2014
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—gross	—	267	—	439
Impairment allowance	—	(3)	—	(3)

Total Trade receivables—net	—	264	—	436

Finance lease receivables	18	6	22	5
Deferred financing costs—net of amounts amortized	1	2	2	3
Deferred tooling related costs	7	—	1	10
Current income tax receivables	—	39	—	15
Other taxes	—	35	—	50
Restricted cash(A)	11	—	10	—
Other	16	19	13	54

Total Other receivables	53	101	48	137

Total Trade receivables and Other	53	365	48	573

(A)	Relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

16.1 Aging

The aging of total trade receivables—net is as follows:

	At December 31, 2015	At December 31, 2014
(in millions of Euros)
Current	243	420
1—30 days past due	18	13
31—60 days past due	2	1
61—90 days past due	1	1
Greater than 91 days past due	—	1

Total trade receivables—net	264	436

Impairment allowance

The Group periodically reviews its customers’ account aging, credit worthiness, payment histories and balance trends in order to evaluate trade accounts receivable for impairment. Management also considers whether changes in general economic conditions and in the industries in which the Group operates in particular, are likely to impact the ability of the Group’s customers to remain within agreed payment terms or to pay their account balances in full.

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries, with the corresponding expense or income included in Selling and administrative expenses. An impairment allowance amounting to €0.5 million was recognized during the year ended December 31, 2015 (€0.5 million during the year ended December 31, 2014).

None of the other amounts included in Other receivables was deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

16.2 Currency concentration

The composition of the carrying amounts of total Trade receivables—net by currency is shown in Euro equivalents as follows:

	At December 31, 2015	At December 31, 2014
(in millions of Euros)
Euro	83	212
U.S. Dollar	162	199
Swiss franc	6	11
Other currencies	13	14

Total trade receivables—net	264	436

16.3 Factoring arrangements

The Group factored specific accounts receivables in Germany, Switzerland, Czech Republic and France by entering into factoring agreements with third parties for a maximum capacity of €350 million, allocated as follows:

•	€235 million for France

•	€115 million for Germany, Switzerland and Czech Republic

During December 2015, the Group renegotiated the factoring arrangement for France, extending maturity to December 2018, reducing costs and changing the recourse nature of the arrangement.

In addition, new factoring agreements were signed in the United States during the year ended December 31, 2015:

•	On March 23, 2015, Muscle Shoals entered into a Factoring Agreement which provides for the sale of specific accounts receivables. In October, the agreement was amended to provide a committed capacity of $100 million and an additional uncommitted capacity of $280 million. In December 2015, the Company’s debt downgrade resulted in a termination of the commitment. As at December 31, 2015, the financial institution continued to purchase $100 million of accounts receivable on an uncommitted basis.

•	On December 15, 2015, Constellium Automotive USA entered into a Factoring agreement which provides for the sale of specific accounts receivables and for a maximum capacity of $25 million.

Under the Group’s factoring agreements, most of the accounts receivables are now sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the Consolidated Statement of Financial Position. Some remaining receivables do not qualify for derecognition under IAS 39, ‘Financial instruments’: Recognition and Measurement, as the Group retains substantially all of the associated risks and rewards

Under the agreements, as at December 31, 2015, the total carrying amount of the original assets factored is €529 million (December 31, 2014: €323 million) of which:

•	€429 million (December 31, 2014: €94 million) derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor

•	€100 million (December 31, 2014: €229 million) recognized on the Consolidated Statement of Financial Position

At December 31, 2015 and December 31, 2014, there was no amount due to the factor relating to trade accounts receivables sold.

Interest costs and other fees

During the year ended December 31, 2015, Constellium incurred €11 million in interest, other fees and amortized deferred financing costs (€9 million during the year ended December 31, 2014 and €10 million during the year ended December 31, 2013) from these arrangements that are included in finance costs (see NOTE 10—Finance Costs—Net).

Under certain of the factoring agreements entered into in 2011, the Group paid a one-time, up-front arrangement fee of 2.25% of the initial aggregate maximum financing amount of €300 million (for both agreements), which totaled €7 million.

These arrangement fees plus an additional €7 million in legal and other fees related to the factoring agreements are being amortized as finance costs over a period of five years (see NOTE 10—Finance Costs—Net).

During the year ended December 31, 2015, €3 million of such costs were amortized as finance costs (€2 million during the year ended December 31, 2014, and €3 million during the year December 31, 2013). At December 31, 2015, the Group had less than €1 million (€3 million at December 31, 2014) of unamortized up-front and legal fees related to the factoring arrangements (included in deferred financing costs).

Covenants

At December 31, 2015, the factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants.

The Group was in compliance with all applicable covenants at December 31, 2015 and 2014.

Intercreditor agreement

On January 4, 2011, the Group entered into an Intercreditor Agreement between the French, German and Swiss sellers of the Group’s receivables under the various accounts receivable factoring programs described above and the purchasers of those receivables.

The intercreditor agreement was terminated in December 2015 and all rights and obligations of the parties covered by the intercreditor agreement were terminated accordingly.

Deferred financing costs

The Group incurs certain financing costs with third parties associated with its factoring arrangements and U.S. Revolving Credit facility. Amortization of these deferred finance costs is included in Finance costs—net in the Consolidated Income Statement.

Costs incurred and amortization recognized throughout the periods presented are shown in the table below

	Year ended December 31, 2015				Year ended December 31, 2014
(in millions of Euros)	Factoring Arrangements	U.S. Revolving Credit Facility	Other	Total	Factoring Arrangements	U.S. Revolving Credit Facility	Other	Total
Financing costs incurred and deferred
Up-front facility arrangement fees	7	4	—	11	7	3	—	10
Other direct expenses	7	2	3	12	7	2	3	12

Total incurred and deferred	14	6	3	23	14	5	3	22

Less:
Cumulated amortized amounts	(14)	(5)	(1)	(20)	(11)	(5)	(1)	(17)

Deferred financing costs at December 31	—	1	2	3	3	—	2	5

16.4 Finance lease receivables

The Company is the lessor on certain finance leases with third parties for certain of its property, plant and equipment located in Sierre, Switzerland. The following table shows the reconciliation of the Group’s gross investments in the leases to the net investment in the leases at December 31, 2015 and 2014.

	Year ended December 31, 2015			Year ended December 31, 2014
(in millions of Euros)	Gross investment in the lease	Unearned interest income	Net investment in the lease	Gross investment in the lease	Unearned interest income	Net investment in the lease
Less than 1 year	7	(1)	6	6	(1)	5
Between 1 and 5 years	19	(1)	18	23	(1)	22
More than 5 years	—	—	—	—	—	—

Total Finance lease receivables	26	(2)	24	29	(2)	27

Note 17—Cash and Cash Equivalents

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Cash in bank and on hand	472	170
Deposits	—	821

Total Cash and cash equivalents	472	991

At December 31, 2015, cash in bank and on hand includes a total of €12 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being available for general use by the Group (€8 million at December 31, 2014).

At December 31, 2014, deposits included proceeds drawn under Constellium N.V. Senior Notes issued in December 2014, to be used for the acquisition of Wise entities and for the Body in White growth projects.

N ote 18—Share Capital

At December 31, 2015, authorized share capital amounts to €8 million and is divided into 400,000,000 ordinary shares, each with a nominal value of €0.02. All shares attract one vote and none are subject to any vesting restrictions.

	Number of shares		In millions of Euros
	“A” Shares	“B” Shares	Share capital	Share premium
At January 1, 2015	104,918,946	108,109	2	162
New shares issued(A)	557,953	—	—	—
Shares cancelled(B)	—	(108,109)	—	—

At December 31, 2015	105,476,899	—	2	162

(A)	Constellium N.V. issued and granted to its employees and certain Boards members 557,953 Class A ordinary shares in 2015 (See NOTE 31—Share Equity Plans).
(B)	During the shareholders annual general meeting held on June 11, 2015, the cancellation of the remaining 108,109 Class B ordinary shares was approved. All Class B ordinary shares were effectively cancelled in August 2015.

At December 31, 2015	Class “A” shares	%
Free float	92,629,930	87.82%
Bpifrance	12,846,969	12.18%

Total	105,476,899	100.00%

At December 31, 2014	Class “A” and “B” shares	%
Free float	89,396,158	85.12%
Bpifrance	12,846,969	12.23%
Other(A)	2,783,928	2.65%

Total	105,027,055	100.00%

(A)	Of which 108,109 held by Constellium N.V.

Note 19—Borrowings

19.1 Analysis by nature

	At December 31, 2015				At December 31, 2014
(in millions of Euros)	Amount	Type of rate	Nominal rate	Effective rate	Amount	Type of rate	Nominal rate	Effective rate
Senior Notes
Constellium N.V.
In U.S. Dollar (due 2024)(A)	365	Fixed	5.75%	6.26%	326	Fixed	5.75%	6.26%
In Euro (due 2021)(A)	297	Fixed	4.63%	5.16%	296	Fixed	4.63%	5.16%
In U.S. Dollar (due 2023)(B)	375	Fixed	8.00%	8.61%	324	Fixed	8.00%	8.61%
In Euro (due 2023)(B)	244	Fixed	7.00%	7.54%	236	Fixed	7.00%	7.54%
Muscle Shoals (Wise Metals Group LLC) (due 2018)(C)	622	Fixed	8.75%	7.45%	—	—	—	—
Senior PIK Toggle Notes (due 2019)
Muscle Shoals (Wise Metals Intermediate Holdings LLC)(D)	145	Fixed	9.75%	8.40%	—	—	—	—
U.S. Revolving Credit Facility (ABL)
Constellium Rolled Products Ravenswood, LLC(E)	23	Floating	—	4.00%	34	Floating	—	2.54%
Muscle Shoals (Wise Alloys LLC)(F)	99	Floating	—	2.60%	—	—	—	—
Unsecured Credit Facility (Constellium N.V.)(G)	—	—	—	—	—	—	—	—
Others(H)	63	—	—	—	36	—	—	—

Total Borrowings	2,233	—	—	—	1,252	—	—	—

Of which non-current	2,064				1,205
Of which current	169				47

(A)	Represents amounts drawn under May 2014 “Senior Notes”. On May 7, 2014, Constellium N.V. issued a $400 million Senior Notes due 2024 (the “U.S. Dollar Notes” equivalent to €368 million at the year-end exchange rate excluding arrangement fees and accrued interests) and a €300 million Senior Notes due 2021 (the “Euro Notes”) offering.
At December 31, 2015, amounts under the Senior Notes are net of arrangement fees related to the issuance of the notes totaling €11 million (€6 million relating to the U.S. Dollar Notes and €5 million relating to the Euro Notes) and include accrued interests for €5 million (€3 million relating to the U.S. Dollar Notes and €2 million relating to the Euro Notes).
(B)	Represents amounts drawn under December 2014 “Senior Notes”. On December 19, 2014, Constellium N.V. issued a $400 million Senior Notes due 2023 (the “U.S. Dollar Notes” equivalent to €368 million at the year-end exchange rate excluding arrangement fees and accrued interests) and a €240 million Senior Notes due 2023 (the “Euro Notes”) offering.
At December 31, 2015, amounts under the Senior Notes are net of arrangement fees related to the issuance of the Notes totaling €10 million (€6 million relating to the U.S. Dollar Notes and €4 million relating to the Euro Notes) and include accrued interests for € 21 million (€13 million relating to the U.S. Dollar Notes and €8 million relating to the Euro Notes).

The whole of the Senior Notes are guaranteed on a senior unsecured basis by certain of the subsidiaries. Senior Notes include negative covenants.

(C)	Wise Metals Group LLC and Wise Alloys Finance Corporation as co-issuers issued on December 11, 2013 a $650 million Senior Secured Notes due 2018 (The “Senior Secured Notes” equivalent to €597 million at the year-end exchange rate excluding fair value adjustment). The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by certain Muscle Shoals’ subsidiaries.
At December 31, 2015, amounts under the Senior Secured Notes include the amortized fair value adjustment (recognized at the acquisition date) for €23 million and accrued interests amount for €2 million.
(D)	Wise Intermediate Holdings LLC and Wise Alloys Finance Corporation as co-issuers issued a $150 million Senior PIK Toggle Notes on April 16, 2014 due 2019 (the “Senior PIK Toggle Notes” equivalent to €138 million at the year-end exchange rate excluding fair value adjustment). The Senior PIK Toggle Notes are senior unsecured obligations of the issuers and are not guaranteed by Constellium N.V. or any of its subsidiaries. At December 31, 2015, amounts under the Senior PIK Toggles Notes include the amortized fair value adjustment (recognized at the acquisition date) for €6 million and accrued interests for €1 million.
(E)	On May 25, 2012, Constellium Holdco II B.V., Constellium Holdings I, LLC and Constellium Rolled Products Ravenswood, LLC subsidiaries of Constellium N.V. entered into a $100 million five-year secured asset-based variable rate revolving credit facility and letter of credit facility (“the ABL Facility”).
At December 31, 2015 the net maximum Ravenswood ABL Facility balance amounts to $62 million (equivalent to €57 million at the year-end exchange rate).
At December 31, 2015, the Group had $37 million (equivalent to €34 million at the year-end exchange rate) of unused borrowing availability.
(F)	On March 2015, Muscle Shoals amended its five-year secured asset-based variable rate revolving credit facility and letter of credit facility to a borrowing capacity of $200 million with maturity September, 2018.
At December 31, 2015 the net maximum Muscle Shoals ABL Facility Balance amounts to $136 million (equivalent to €125 million at the year-end exchange rate).
At December 31, 2015, considering the $3 million letters of credit outstanding, the Group had $25 million (equivalent to €23 million at the year-end exchange rate) of unused borrowing availability.
(G)	In 2014, Constellium N.V. entered into a €120 million unsecured revolving credit facility with maturity May 2017 which was increased to €145 million and maturity to January, 2018.
(H)	Includes finance lease liabilities and other miscellaneous borrowings.

19.2 Movements in borrowings

(in millions of Euros)	Note	At December 31, 2015	At December 31, 2014
At January 1		1,252	348
Borrowings assumed through business combination(A)	3	997	—
Proceeds received from term loan and senior notes(B)		—	1,153
Repayment of term loan(C)		—	(331)
Proceeds/ (Repayments) from U.S. Revolving Credit Facility and other loans(D)		(211)	13
Deferred arrangement fees		—	(24)
Unamortized arrangement fees(E)		—	9
Movement in interests accrued		20	6
Movement in other financial debts(F)		3	34
Effects of changes in foreign exchange rates		172	44

At December 31		2,233	1,252

(A)	Represents the fair value of Muscle Shoals borrowings at January 5, 2015.
(B)	Represents the value of the Constellium N.V. Senior Notes at transaction date exchange rate (U.S. Dollar Notes for $800 million equivalent to €613 million and Euro Notes for €540 million).
(C)	Represents the repayment of the 2013 term loan ($356 million of the net U.S dollar principal, equivalent to €257 million at transaction date exchange rate and €74 million of the net Euro principal) at December 31, 2014.
(D)	Mainly includes repayments on Muscle Shoals ABL Facility.

(E)	Due to the early repayment of the 2013 term loan, €9 million of arrangement fees which were not amortized were fully recognized as financial expenses in 2014 (see NOTE 10—Finance costs—net).
(F)	Mainly includes the impact of new financial leases contracted less rent payments of the year.

19.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
U.S. Dollar	1,661	709
Euro	568	539
Swiss Franc	4	4

Total borrowings	2,233	1,252

19.4 Main features of the Group’s borrowings

Interest

Constellium N.V. Senior Notes

Interest under Senior Notes issued in May 2014 accrue at a rate of 5.75% per annum on the U.S. Dollar Notes and 4.625% per annum on the Euro Notes and are paid semi-annually on May 15 and November 15 of each year, starting on November 15, 2014.

Interest under Senior Notes issued in December 2014 accrue at a rate of 8.00% per annum on the U.S. Dollar Notes and 7.00% per annum on the Euro Notes and are paid semi-annually on January 15 and July 15 of each year, starting on July 15, 2015.

Muscle Shoals Secured Senior Notes

The Secured Senior Notes bear interest at 8.75% payable semiannually on June 15 and December 15 of each year.

Muscles Shoals Senior PIK Toggle Notes

Interest is payable semi-annually on June 15 and December 15 of each year. For each interest period, Wise Intermediate Holdings is required to pay interest of 9.75% in cash, or may elect if certain conditions are satisfied to pay PIK interest either by increasing the principal amount or issuing new notes. The PIK interest rate is equal to the cash interest rate plus 75 basis points, or 10.5%.

In December 2015, Muscle Shoals elected to pay the June 2016 coupon interests in kind.

U.S. Revolving Credit Facility

Constellium Rolled Products Ravenswood, LLC

The Constellium Rolled Products Ravenswood facility bears interest at rates ranging either 0.5% to 1% over the US prime interest rate (Base rate) or 1,5% to 2% over LIBOR rate. The margin is based on the prior quarter’s average excess availability divided by the borrowing base.

At December 31, 2015, the outstanding $25 million (equivalent to €23 million at the year-end exchange rate) amount drawn is at Base rate.

Muscle Shoals

The Muscle Shoals ABL Facility bears interest at rates ranging either from 0.75% to 1.25% over the U.S. prime interest rate or 1.75% to 2.25% over the LIBOR rate, in each case based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. At December 2015, the rate on the ABL Facility based upon the prime interest rate and on LIBOR were 4.75% and 2.60%. The Company also incurs a fee of 0.375% of the average unused commitment amount under the ABL Facility.

At December 31, 2015, the outstanding $108 million (equivalent to €99 million at the year-end exchange rate) amount drawn is at LIBOR rate.

Unsecured Credit Facility

Borrowings under the Unsecured Credit Facility would bear interest at the Eurocurrency rate plus a margin of 2.50% per annum. Accrued interest on each borrowings shall be payable on demand and in the event of any repayment or prepayment of any loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

Foreign exchange exposure

The notional of the Constellium N.V. U.S. Dollar Notes are hedged through cross currency swaps and rolling foreign exchange forwards. The notional of the cross currency basis swaps amounted to $720 million (equivalent to €661 million) at December 31, 2015. The remaining balance of the U.S. Dollar Notes is hedged by simple rolling foreign exchange forwards. Changes in the fair value of these hedging derivatives are recognized within Finance costs in the Consolidated Income Statement. The positive fair value of these hedging derivatives is €47 million at December 31, 2015.

The cross currency swaps associated with the 2013 term loan was settled in 2014 and paid for €26 million. In 2015, cross currency swaps and liquidity swaps were settled and received for €32 million. The impact are presented in Other financing activities in the Consolidated Statement of Cash Flow.

The other U.S. Dollar Notes or facilities are not hedged as they are held by U.S Dollar functional currency entities.

Covenants

The Group was in compliance with all applicable debt covenants at and for the period ended December 31, 2015.

Constellium N.V. Senior Notes

The private offerings contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Constellium N.V. Unsecured Credit Facility

The Unsecured Credit Facility is available to the extent certain ratios are met.

Ravenswood ABL Facility

This facility contains a minimum availability covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. It also contains customary events of default.

Muscle Shoals ABL Facility

This facility contains a fixed charge coverage ratio covenant. Evaluation of compliance is only required if Muscle Shoals ‘s excess availability falls below the greater of (a) $20 million and (b) 10% of the aggregate revolving loan commitment. It also contains customary affirmative and negative covenants, but no maintenance covenants. Substantially all the assets of Muscle Shoals are pledged as collateral for Muscle Shoals financials arrangements including factoring facility.

Note 20— Trade Payables and Other

	At December 31, 2015		At December 31, 2014
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	657	—	662

Employees’ entitlements	—	130	16	113
Deferred revenue	38	13	10	32
Taxes payable other than income tax	—	16	—	19
Other payables	16	51	5	51

Total other	54	210	31	215

Total Trade payables and other	54	867	31	877

Note 21— Pensions and Other Post-Employment Benefit Obligations

The Group operates a number of pensions, other post-employment benefits and other long-term employee benefit plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Benefits paid through pension trusts are sufficiently funded to ensure the payment of benefits to retirees when they become due.

Actuarial valuation are carried out with the support of an independent expert and are reflected in the Consolidated Financial Statements as described in NOTE 2.6—Principles governing the preparation of the Consolidated Financial Statements.

21.1 Description of the plans

Pension plans

Constellium’s pension obligations are in the U.S., Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement and are periodically adjusted for cost of living increases, either by company practice, collective agreement or statutory requirement.

Other post-employment benefits (OPEB)

The Group provides health care and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents, mainly in the U.S Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded.

Other long-term employee benefits

Other long term employee benefits include jubilees in France, Germany and Switzerland and other long-term disability benefits in the U.S.

21.2 Description of risks

Our estimates of liabilities and expenses for pensions and other post-employment benefits incorporate a number of assumptions, including discount rate, longevity estimate and inflation rate. The defined benefit obligations expose the Group to a number of risks, including longevity, inflation, interest rate, medical cost inflation, investment performance, and change in law governing the employee benefit obligations. These risks are mitigated when possible by applying an investment strategy for the funded schemes which aims to minimize the long-term costs. This is achieved by investing in a diversified selection of asset classes, which aims to reduce the volatility of returns and also achieves a level of matching with the underlying liabilities.

Investment performance risk

Our pension plan assets consist primarily of funds invested in listed stocks and bonds (see NOTE 21.12-Fair value hierarchy).

The present value of funded defined benefit obligations is calculated using a discount rate determined by reference to high quality corporate bond yields. If the return on plan asset is below this rate, it will increase the plan deficit.

Interest rate risk

A decrease in the discount rate will increase the defined benefit obligation. At December 31, 2015, impacts of the change on the defined benefit obligation of a 0.50% increase / decrease in the discount rates are calculated by using a proxy based on the duration of each scheme, as follows:

(in millions of Euros)	0.50% increase in discount rates	0.50% decrease in discount rates
France	(8)	9
Germany	(8)	9
Switzerland	(21)	24
United States	(30)	34

Total sensitivity on Defined Benefit Obligations	(67)	76

Longevity risk

The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of plan participants. An increase in the life expectancy of the plan participants will increase the plan’s liability.

21.3 Main events

In 2015, the acquisition of Wise resulted in an increase of €8 million in the Group’s net pension liability.

In 2014, the Swiss pension plan was modified to reflect updated conversion factors with transitional rates until 2022. This amendment resulted in the immediate recognition of negative past service cost of €6 million.

In 2013, 2014, the Group implemented certain plan amendments that had the effect of reducing benefits for the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. These amendments resulted in the immediate recognition of negative past service cost of €9 million in 2014 and €11 million in 2013.

Effects of changes in foreign exchange rates

The appreciation of the U.S. Dollar and Swiss Francs against the Euro resulted in an increase of respectively €37 million and €6 million of the Group net defined benefit obligation for the year ended December 31, 2015.

21.4 Actuarial assumptions

Our estimates of liabilities and expenses for pensions and other post-employment benefits incorporate a number of assumptions, including discount rate, longevity estimate and inflation rate. The principal actuarial assumptions used as at the balance sheet closing date were as follows:

	At December 31, 2015				At December 31, 2014
	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation	Rate of increase in salaries	Rate of increase in pensions	Discount rate	Inflation
Switzerland	1.75%	—	0.80%	1.25%	1.75%	—	1.15%	1.25%
U.S.	3.80%	—	—	—	3.80%	—	—	—
Hourly pension	—	—	4.55%	—	—	—	4.15%	—
Salaried pension	—	—	4.70%	—	—	—	4.25%	—
OPEB(A)	—	—	4.35%-4.85%	—	—	—	4.05%	—
Other benefits	—	—	4.25%-4.45%	—	—	—	3.90%-4.05%	—
France	1.75%-2.25%	2.00%	—	2.00%	1.75%	2.00%	—	2.00%
Retirements	—	—	2.35%	—	—	—	1.90%	—
Other benefits	—	—	1.95%	—	—	—	1.55%	—
Germany	2.75%	1.80%	2.40%	1.80%	2.75%	1.80%	1.90%	1.80%

(A)	Other main financial assumptions used for the OPEB (healthcare plans, which are predominantly in the U.S.), were:
—	Medical trend rate: pre 65: 7.00% starting in 2016 reducing to 4.50% by the year 2024 and post 65: 6.00% starting in 2016 grading down to 4.50% by 2024, and
—	Claims costs based on individual company experience.

For both pension and healthcare plans, the post-employment mortality assumptions allow for future improvements in life expectancy.

21.5 Amounts recognized in the Consolidated Statement of Financial Position

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	(681)	—	(681)	(612)	—	(612)
Fair value of plan assets	362	—	362	330	—	330

Deficit of funded plans	(319)	—	(319)	(282)	—	(282)
Present value of unfunded obligation	(121)	(261)	(382)	(130)	(245)	(375)

Net liability arising from defined benefit obligation	(440)	(261)	(701)	(412)	(245)	(657)

21.6 Movements in the present value of the Defined Benefits Obligations

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Defined Benefit Obligations at January 1	(742)	(245)	(987)	(592)	(195)	(787)
Defined Benefit Obligation assumed through business combination	(27)	(2)	(29)	—	—	—
Current service cost	(19)	(6)	(25)	(14)	(4)	(18)
Interest cost	(20)	(10)	(30)	(21)	(9)	(30)
Contributions by the employees	(5)	—	(5)	(5)	—	(5)
Past service costs	—	(2)	(2)	6	7	13
Immediate recognition of gains / (losses) arising over the year	—	1	1	—	(4)	(4)
Benefits paid	34	18	52	29	15	44
Remeasurement due to changes in demographic assumptions	7	4	11	(14)	(12)	(26)
Remeasurement due to changes in financial assumptions	21	10	31	(101)	(16)	(117)
Experience gains / (losses)	2	(2)	—	3	(1)	2
Effects of changes in foreign exchange rates	(55)	(27)	(82)	(33)	(26)	(59)
Defined Benefit Obligation reclassified as liability held for sale	2	—	2	—	—	—

Defined Benefit Obligations at December 31	(802)	(261)	(1,063)	(742)	(245)	(987)

Of which Funded	(681)	—	(681)	(612)	—	(612)
Of which Unfunded	(121)	(261)	(382)	(130)	(245)	(375)

21.7 Movements in the fair value of plan assets

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Plan assets at January 1	330	—	330	277	—	277
Plan asset acquired through business combination	21	—	21	—	—	—
Remeasurement return on plan assets	(39)	—	(39)	11	—	11
Interest income	10	—	10	10	—	10
Contributions by the Group	32	18	50	34	15	49
Contributions by the employees	5	—	5	5	—	5
Benefits paid	(34)	(18)	(52)	(29)	(15)	(44)
Administration expenses	(2)	—	(2)	(1)	—	(1)
Effects of changes in foreign exchange rates	39	—	39	23	—	23

Fair value of plan assets at December 31	362	—	362	330	—	330

21.8 Variation of the net defined benefit obligation

		At December 31, 2015			At December 31, 2014
(in millions of Euros)	Note	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Net liability recognized at January 1		(412)	(245)	(657)	(315)	(195)	(510)
Net liability assumed through business combination	3	(6)	(2)	(8)	—	—	—
Total amounts recognized in the Consolidated Income Statement		(31)	(17)	(48)	(20)	(10)	(30)
Actuarial (losses) / gains recognized in the SoCI		(9)	12	3	(101)	(29)	(130)
Contributions by the Group		32	18	50	34	15	49
Effects of changes in foreign exchange rates		(16)	(27)	(43)	(10)	(26)	(36)
Net liability reclassified as held for sale		2	—	2	—	—	—

Net liability recognized at December 31		(440)	(261)	(701)	(412)	(245)	(657)

21.9 Amounts recognized in the Consolidated Income Statement

	Year ended December 31, 2015			Year ended December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Current service cost	(19)	(6)	(25)	(14)	(4)	(18)
Past service cost	—	(2)	(2)	6	7	13
Net interest	(10)	(10)	(20)	(11)	(9)	(20)
Immediate recognition of gains / (losses) arising over the period	—	1	1	—	(4)	(4)
Administration expenses	(2)	—	(2)	(1)	—	(1)

Total costs recognized in the Consolidated Income Statement	(31)	(17)	(48)	(20)	(10)	(30)

The expenses shown in this table are included as employee costs in the Consolidated Income Statement within Employee benefit expense and in Other gains/ (losses)—net (See NOTE 7—Employee Benefit Expenses and NOTE 8—Other gains/(losses) —Net).

21.10 Analysis of amounts recognized in the Consolidated Statement of Comprehensive Income / Loss (SoCI)

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Cumulative amount of losses recognized in the SoCI at January 1	132	36	168	27	4	31
Liability (gains) / losses due to changes in demographic assumptions	(7)	(4)	(11)	14	11	25
Liability (gains) / losses due to changes in financial assumptions	(21)	(10)	(31)	102	17	119
Liability experience (gains) / losses arising during the period	(2)	2	—	(4)	1	(3)
Asset losses / (gains) arising during the period	39	—	39	(11)	—	(11)
Effects of changes in foreign exchange rates	6	4	10	4	3	7

Total losses / (gains) recognized in SoCI	15	(8)	7	105	32	137

Cumulative amount of losses recognized in the SoCI at December 31	147	28	175	132	36	168

21.11 Defined benefit obligations by country

(in millions of Euros)	At December 31, 2015	At December 31, 2014
France	(132)	(142)
Germany	(137)	(148)
Switzerland	(265)	(224)
United States(A)	(529)	(473)

Defined benefit obligations	(1,063)	(987)

(A)	Includes Muscle Shoals defined benefits obligations of €30 million at December 31, 2015.

21.12 Fair value hierarchy

The major categories of plan assets are as follows:

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	U.S.	Switzerland	Total	U.S.	Switzerland	Total
Equities	94	50	144	83	40	123
Bonds	89	81	170	70	75	145
Property	6	33	39	5	19	24
Other	3	6	9	3	35	38

Total fair value of plan assets	192	170	362	161	169	330

The following table shows the fair value of plans’ assets classified under the appropriate level of the fair value hierarchy as defined in NOTE 24.4—Valuation hierarchy:

	At December 31, 2015				At December 31, 2014
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	2	1	—	3	2	1	—	3
Equity	86	58	—	144	84	39	—	123
Bonds
Government bonds	—	9	—	9	—	1	—	1
Corporate bonds	—	161	—	161	3	141	—	144
Other investments
Real estate	5	34	—	39	2	22	—	24
Commodities	4	—	—	4	—	—	—	—
Hedge fund	—	—	—	—	6	—	—	6
Insurance contracts	—	2	—	2	—	4	—	4
Other	—	—	—	—	6	—	19	25

Total	97	265	—	362	103	208	19	330

21.13 Cash flows

Contributions to plans

Contributions to pension plans totaled €32 million for the year ended December 31, 2015 (€34 million for the year ended December 31, 2014).

Contributions to other benefits totaled €18 million for the year ended December 31, 2015 (€15 million for the year ended December 31, 2014).

Expected contributions to pension amount to €26 million and other post-employment benefits (healthcare obligation) amount to €19 million for the year ending December 31, 2016.

Benefit payments

Benefit payments expected to be paid to pension, other post-employment benefit plans’ participants and other benefits, over the next years, are as follows:

(in millions of Euros)	Estimated benefits payments
Year ended December 31,
2016	53
2017	54
2018	55
2019	59
2020	60
2021 to 2025	311

21.14 OPEB amendments

During the third quarter of 2012, the Group implemented certain plan amendments that had the effect of reducing benefits of the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. In February 2013, five Constellium retirees and the United Steelworkers union filed a class action lawsuit against Constellium Rolled Products Ravenswood, LLC in a federal district court in West Virginia, alleging that Constellium Rolled Products Ravenswood, LLC improperly modified retiree health benefits.

The Group believes that these claims are unfounded, and that Constellium Rolled Products Ravenswood, LLC had a legal and contractual right to make the applicable modification.

Note 22— Provisions

(in millions of Euros)	Note	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2015		47	10	53	110
Provisions assumed through business combination	3	40	—	13	53
Additional provisions		—	7	15	22
Amounts used		(4)	(8)	(8)	(20)
Unused amounts reversed		(2)	(1)	(8)	(11)
Unwinding of discounts		2	—	—	2
Effects of changes in foreign exchange rates		5	—	2	7

At December 31, 2015		88	8	67	163

Current		3	3	38	44
Non-Current		85	5	29	119

Total provisions		88	8	67	163

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2014	48	10	45	103
Additional provisions	1	8	15	24
Amounts used	(2)	(7)	(3)	(12)
Unused amounts reversed	(4)	(1)	(4)	(9)
Unwinding of discounts	4	—	—	4

At December 31, 2014	47	10	53	110

Current	3	8	38	49
Non-Current	44	2	15	61

Total provisions	47	10	53	110

Close down, environmental and restoration costs

The Group records provisions for the estimated present value of the costs of its environmental clean-up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas, using an average discount rate of 1.1%. A change in the discount rate of 0.5% would impact the provision by €3 million.

It is expected that these provisions will be settled over the next 40 years depending on the nature of the disturbance and the technical remediation plans.

Restructuring costs

The Group records provisions for restructuring costs when management has a detailed formal plan, is demonstrably committed to its execution and can reasonably estimate the associated liabilities. The related expenses are included in Restructuring costs in the Consolidated Income Statement.

Legal claims and other costs

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Maintenance of customer related provisions(A)	10	14
Litigation(B)	41	28
Disease claims(C)	5	6
Other	11	5

Total provisions for legal claims and other costs	67	53

(A)	These provisions include €4 million in 2015 (€7 million in 2014) related to general equipment maintenance, mainly linked to the Group leases. These provisions also include €1 million in 2015 (€1 million in 2014) related to product warranties and guarantees and €5 million in 2015 (€6 million in 2014) related to late delivery penalties. These provisions are expected to be utilized over the next five years.
(B)	The Group is involved in litigation and other proceedings, such as civil, commercial and tax proceedings, incidental to normal operations. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results, financial position, or cash flows of the Group.
(C)	Since the early 1990s, certain activities of the Group’s businesses have been subject to claims and lawsuits in France relating to occupational diseases resulting from alleged asbestos exposure, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. At December 31, 2015, 15 cases in which gross negligence is alleged (“faute inexcusable”) remain outstanding (9 at December 31, 2014), the average amount per claim being less than €0.1 million. The average settlement amount per claim in 2014 and 2013 was separately €0.3 and €0.1 million. It is not anticipated that the resolution of such litigation and proceedings will have a material effect on the future results from continuing operations, financial condition, or cash flows of the Group.

N ote 23— Financial Risk Management

The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategies.

Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (ii) credit risk and (iii) liquidity and capital management risk.

23.1 Market risk

(i) Foreign exchange risk

Net assets, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of sales and the countries in which the Group operates. The Euro and the U.S. Dollar are the currencies in which the majority of sales are denominated. Operating costs are influenced by the currencies of those countries where Constellium’s operating plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Euro and U.S. Dollar are the most important currencies influencing operating costs.

The policy of the Group is to hedge committed and highly probable forecasted foreign currency operational transactions. The Group uses foreign exchange forwards for this purpose.

In June 2011, the Group entered into a five-year frame agreement with a major customer for the sale of fabricated metal products in U.S. Dollars. In line with its hedging policy, the Group entered into significant foreign exchange derivative transactions to forward sell U.S. Dollars versus the Euro following the signing of the multiple-year frame agreement to match these future sales.

At December 31, 2015, our largest commercial foreign exchange derivative transactions related to this contract.

The notional principal amounts of the outstanding commercial foreign exchange contracts at December 31, 2015—with maturities ranging between 2016 and 2020—were as follows:

currency	Forward Exchange contracts in currency millions	Foreign Exchange Swap contracts in currency millions
CHF	29	87
CZK	575	—
EUR	223	30
GBP	(6)	—
JPY	(984)	(478)
SGD	1	7
USD	(327)	(134)

A negative balance represents a net currency sale, whereas a positive balance represents a net currency purchase.

Except for limited non-recurring transactions, hedge accounting is not applied and therefore the mark-to-market impact is recorded in Other gains/(losses)—net or Finance costs—net.

For the year ended December 31, 2015, the impact of these derivatives was an unrealized loss of €10 million as the U.S. dollar appreciated against the Euro in 2015. For the year ended December 31, 2014, the impact of these derivatives was an unrealized loss of €41 million. The offsetting gain related to the forecasted sales are not visible due to the sales not yet being recorded in the books of the Group.

As the U.S. dollar appreciates against the Euro, the derivative contracts entered into with financial institutions have a negative mark-to-market. Our financial derivative counterparties require margin call should our mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group holds a significant liquidity buffer in cash or in availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in the U.S. dollar versus the Euro.

At December 31, 2015 and 2014, the margin requirement related to foreign exchange hedges was nil.

During 2012, the Group decided to limit the liquidity risk arising from potential margin calls on operational hedges by entering into a portfolio of foreign exchange zero cost collars (combinations of bought calls and sold puts). In 2015, the Company decided to realize the option portfolio for a €3 million gain. At December 2015, there were no foreign exchange zero cost collars outstanding.

Borrowings are principally in U.S. dollars and Euros (see NOTE 19—Borrowings). It is the policy of the Group to hedge all non-functional currency debt and cash. The Group entered into cross currency basis swaps to hedge the foreign exchange inherent in our financing. At December 31, 2015, the notional outstanding on the cross currency basis swaps was $720 million (€661 million). The unrealized gain related to these cross currency basis swaps amounted to €18 million during the year ended December 31, 2015.

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

A 10% weakening in the December 31, 2015, closing Euro exchange rate against all applicable currencies on the value of financial instruments held by the Group at December 31, 2015, would have decreased earnings (before tax effect) as shown in the table below :

(in millions of Euros)	At December 31, 2015 Sensitivity impact
Cash and cash equivalents and restricted cash	11
Trade receivables	18
Trade payables	(25)
Borrowings(B)	(185)
Metal derivatives (net)	(3)
Foreign exchange derivatives (net)(A)	(47)
Cross currency swaps	74

Total	(157)

(A)	The foreign exchange derivatives largely hedge items that are not already on the balance sheet (forecast U.S. Dollar sales in Euro functional currency entities)
(B)	The US dollar indebtness located within US dollar functional currency entities and representing a total amount of equivalent €922 million at closing rate is not hedged. Consequently, the related increase in borrowings that would result from a 10% weakening of Euro exchange rate against Dollar is not offset by cross currency swaps changes in fair value.

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

The material portion of the impact are driven by the Euro exchange rate weakening against the U.S. Dollar.

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in the price of aluminum, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to silver, copper and natural gas but in a less significant way.

The Group strategy is to protect the Group’s margin on future conversion and fabrication activities by aligning the price and quantity of physical aluminum purchases with that of physical aluminum sales. When the Group is unable to do so, it enters into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. Therefore, the Group purchases fixed price aluminum forwards to offset the exposure of LME volatility on its fixed price sales agreements for the supply of metal.

The Group does not apply hedge accounting and therefore any mark-to-market movements are recognized in Other gains / (losses)—net.

At December 31, 2015, the notional principal amount of aluminum derivatives outstanding was 167,925 tons (approximately $282 million)—133,875 tons at December 31, 2014, (approximately $269 million)—with maturities ranging from 2016 to 2019, copper derivatives outstanding was 1,750 tons (approximately $14 million)—3,000 tons at December 31, 2014 (approximately $24 million)—with maturities in 2016, silver derivatives 619,981 ounces (approximately $9 million)—270,027 ounces at December 31, 2014 (approximately $6 million)—with maturities in 2016 and 7,200,000 MMBtu of natural gas futures (approximately $23 million)—3,465,000 MMBtu at December 31, 2014 (approximately $13 million) with maturities in 2016.

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At December 31, 2015, these contracts are directly with external counterparties.

For the year ending December 31, 2015, €7 million of unrealized losses were recorded in relation to LME Aluminum futures due to a decline in the LME price of aluminum, with the revaluation of the underlying transaction continuing partially off- balance sheet for the sales which had not yet been invoiced and recognized as revenue. Unrealized losses for other commodities amount to €2 million. For the year ending December 31, 2014, €7 million of unrealized losses were recorded in relation to LME futures.

As the LME price for aluminum falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. The Group’s financial institution counterparties may require margin calls should the negative mark-to-market exceed a pre-agreed contractual limit. In order to protect from the potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis for adverse movements in aluminum prices.

At December 31, 2015 and 2014, the margin requirement related to aluminum or any other commodity hedges was nil.

Commodity price sensitivity: risks associated with derivatives

The net impact on earnings and equity of a 10% increase or decrease in the market price of aluminum, based on the aluminum derivatives held by the Group at December 31, 2015 (before tax effect), with all other variables held constant was estimated to €23 million gains or losses (€20 million at December 31, 2014). The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

(iii) Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact on Loss/Income before income tax for the period of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2015, with all other variables held constant, was estimated to be less than €1 million for the periods ended December 31, 2015 and December 31, 2014. However, the balances of such financial instruments may not remain constant in future periods, and therefore the amounts shown may not be indicative of future results. At December 2015, 92% of Group’s borrowings were at fixed rate.

23.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of cash-in-bank, cash deposits, mark-to-market on derivative transactions and customer trade receivables arising from Constellium’s operating activities. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in NOTE 24—Financial Instruments. The Group does not generally hold any collateral as security.

Credit risk related to transactions with financial institutions

Credit risk with financial institutions is managed by the Group’s Treasury department in accordance with a Board approved policy. Constellium management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalents deposits (including short-term investments) and financial derivative transactions.

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (Parent company ratings from Moody’s Investor Services):

	At December 31, 2015		At December 31, 2014
	Number of financial counterparties(A)	Exposure (in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)
Rated Aa or better	2	12	3	233
Rated A	8	465	7	764
Rated Baa	4	9	2	5

Total	14	486	12	1,002

(A)	Financial Counterparties for which the Group’s exposure is below €250 k have been excluded from the analysis.

Credit risks related to customer trade receivables

The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Constellium management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade receivables are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. Over 80% of the Group’s trade account receivables are insured by insurance companies rated A34 or better. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, bank guarantees or letters of credit. Historically, we have a very low level of customer default as a result of long history of dealing with our customer base and an active credit monitoring function.

See NOTE 16—Trade Receivables and other for the aging of trade receivables.

23.3 Liquidity and capital risk management

Group’s capital structure includes shareholder’s equity, borrowings and various third-party financing arrangements (such as credit facilities and factoring arrangements). Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.

Constellium’s overriding objectives when managing capital are to safeguard the business as a going concern, to maximize returns for its owners and to maintain an optimal capital structure in order to minimize the weighted cost of capital.

All activities around cash funding, borrowings and financial instruments are centralized within Constellium’s Treasury department. Direct external funding or transactions with banks at the operating plant entity level are generally not permitted, and exceptions must be approved by Constellium’s Treasury department.

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

The contractual agreements that the Group has with derivative financial counterparties require the posting of collateral once a certain threshold has been reached. In order to protect the Group from the potential margin calls for significant market movements, the Group holds a significant liquidity buffer in cash or availability under its various borrowing facilities, enters into derivatives with a large number of financial counterparties, entered into a series of zero cost collars (see NOTE 23.1 (i)) and monitors margin requirements on a daily basis for adverse movements in the U.S. dollar versus the Euro and in aluminum prices.

In excess of the cash in bank (See NOTE 17—Cash and Cash equivalents), the Group has access to €261 million undrawn facilities (including the €145m Constellium N.V. unsecured credit facility) at December 31, 2015.

The table below shows undiscounted contractual values by relevant maturity groupings based on the remaining period from December 31, 2015, and December 31, 2014, to the contractual maturity date.

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial assets :
Cross currency basis swaps	15	35	—	7	23	—

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial liabilities:
Borrowings(A)	262	1,205	1,471	92	304	1,456
Cross currency basis swaps	2	—	—	—	—	—
Net cash flows from derivatives liabilities related to currencies and commodities	109	15	—	73	43	—
Trade payables and other (excludes deferred revenue)	854	16	—	845	21	—

Total	1,234	1,229	1,471	1,010	368	1,456

(A)	Borrowings include the U.S. Revolving Credit Facilities which are considered short-term in nature and are included in the category “Less than 1 year” and undiscounted forecasted interests.

See NOTE 19—Borrowings, for further details on borrowings and credit facilities.

See NOTE 16—Trade receivables and other, for further details on factoring arrangements.

Derivative financial instruments

The Group enters into derivative contracts to manage operating exposure to fluctuations in foreign currency, aluminum, copper, silver and natural gas prices, and premium. The tables below show the undiscounted contractual values and terms of derivative instruments.

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Total	Less than 1 year	Between 1 and 5 years	Total
Assets—Derivative Contracts(A)
Aluminum future contracts	2	—	2	2	—	2
Other future contracts	—	1	1	—
Currency derivative contracts	29	3	32	41	11	52
Cross currency basis swaps(B)	15	35	50	7	23	30

Total	46	39	85	50	34	84

Liabilities—Derivative Contracts(A)
Aluminum future contracts	20	5	25	16	2	18
Copper future contracts	6	—	6	2	3	5
Other future contracts	5	—	5	3	—	3
Currency derivative contracts	78	10	88	52	39	91
Cross currency basis swaps(B)	2	—	2	—	—	—

Total	111	15	126	73	44	117

(A)	Foreign exchange options have not been included as they are not in the money.
(B)	The principal of the U.S. Dollar Notes issued in 2014 is hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates.

Note 24—Financial Instruments

The tables below show the classification of financial assets and liabilities.

24.1 Financial assets and liabilities by categories

		At December 31, 2015			At December 31, 2014
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	Total	Loans and receivables	At Fair Value through Profit and loss(A)	Total
Cash and cash equivalents	17	472	—	472	991	—	991
Trade receivables and finance lease receivables	16	288	—	288	463	—	463
Other financial assets		25	82	107	7	83	90

Total financial assets		785	82	867	1,461	83	1,544

		At December 31, 2015			At December 31, 2014
(in millions of Euros)	Notes	At amortized costs	At Fair Value through Profit and loss	Total	At amortized costs	At Fair Value through Profit and loss(A)	Total
Trade payables	20	657	—	657	662	—	662
Borrowings	19	2,233	—	2,233	1,252	—	1,252
Other financial liabilities		—	121	121	—	111	111

Total financial liabilities		2,890	121	3,011	1,914	111	2,025

(A)	In November 2014, Constellium contracted forward derivatives to hedge the foreign currency risk on the estimated U.S. Dollar Wise acquisition price. These derivatives had been designated within a cash-flow hedge relationship that qualified for hedge accounting. As a result, the fair value of these instruments had been classified in Other Comprehensive Income/(loss) for €9 million at December 31, 2014. At acquisition date, the fair value of these instruments amounted to €14 million.

	At December 31, 2015			At December 31, 2014
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	37	45	82	33	50	83
Other(B)	—	25	25	—	7	7

Other financial assets	37	70	107	33	57	90

Derivatives	14	107	121	40	71	111

Other financial liabilities	14	107	121	40	71	111

(B)	Corresponds to loans to Quiver Ventures LLC at December 31, 2015 and advance payments related to finances leases contracted for the expansion of the site in Van Buren, U.S at December 31, 2014.

24.2 Fair values

All the derivatives are presented at fair value in the balance sheet.

The carrying value of the Group’s borrowings is the redemption value at maturity.

The fair value of Constellium N.V. December 2014 and May 2014 Senior Notes account for respectively 80% and 72 % of the nominal value and amount respectively to €487 million and €482 million at December 31, 2015.

The fair value of Muscle Shoals Senior Secured Notes and Senior PIK Toggle Notes account for 67% of the nominal value and amount to €490 million at December 31, 2015.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

24.3 Margin calls

Constellium Finance S.A.S and Constellium Switzerland A.G. entered into agreements with some financial institutions in order to define applicable rules with regards to the setting-up of derivative trading accounts. On a daily or weekly basis (depending on the arrangement with each financial institution), all open currency or metal derivative contracts are revalued to the current market price. When the change in fair value reaches a certain threshold (positive or negative), a margin call occurs resulting in the Group making or receiving back a cash payment to/from the financial institution.

The cash deposit related to margin calls made by the Group is nil at December 31, 2015 and 2014.

24.4 Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted price (unadjusted) in active markets for identical financial instruments, it includes aluminum futures that are traded on the LME;

•	Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives.

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	At December 31, 2015
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	2	80	—	82
Other financial liabilities	30	91	—	121

	At December 31, 2014
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	2	81	—	83
Other financial liabilities	22	89	—	111

Note 25— Investment Accounted for Under Equity Method

(in millions of Euros)	At December 31, 2015	At December 31, 2014
At January 1	21	1
Group share in loss	(3)	(1)
Additions	9	19
Effects of changes in foreign exchange rates	3	2

At December 31	30	21

The Group holds a 49.85% interest in a joint-venture named Rhenaroll S.A. (located in Biesheim, France), specialized in the chrome-plating, grinding and repairing of rolling mills’ rolls and rollers. At December 31, 2015, the revenue of Rhenaroll amounted to €3 million (€3 million at December 31, 2014). The entity’s net income was immaterial both in 2015 and 2014.

Quiver Ventures LLC, a joint-venture in which Constellium holds a 51% interest, was created during the fourth quarter of 2014. This joint-venture will supply Body-in-White aluminum sheet to the North American automotive industry through a facility located in Bowling Green, Kentucky. The joint venture did not operate in 2014 and 2015, production being scheduled to start in the first half of 2016.

The tables below provide summarized financial information for those entities that are material to the Group. The information disclosed reflects the amounts presented in the financial statements of the relevant entities and not the Company’s share of those amounts.

	Quiver Ventures, LLC
(in millions of U.S. Dollars)	At December 31, 2015	At December 31, 2014
Property, plant and equipment	147	35
Current assets	4	20

Total Assets	151	55

Equity	62	48
Borrowings—Non-Current portion(A)	15	—
Borrowings Current portion(B)	54	—
Other Current liabilities	20	7

Total Equity and Liabilities	151	55

(A)	Finance lease liabilities.
(B)	Borrowing from partners (of which $27 million from Constellium US Holdings, LLC), equivalent to €25 million at 2015 year—end exchange rate.

These investments in joint ventures are accounted for under the equity method. Rhenaroll S.A. and Quiver Ventures, LLC are private companies and are no quoted market prices available for their shares.

		Group share of joint venture’s net assets		Group share of joint venture’s profit/ (loss)
(In millions of Euro)	% interest	At December 31, 2015	At December 31, 2014	At December 31, 2015	At December 31, 2014
Rhenaroll S.A.	49.85%	1	1	—	—
Quiver Ventures LLC	51.00%	29	20	(3)	(1)

Investments in joint ventures		30	21	(3)	(1)

Note 26—Deferred Income Taxes

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Deferred income tax assets	270	192
Deferred income tax liabilities	(10)	—

Net deferred income tax assets	260	192

The following table shows the changes in net deferred income tax assets (liabilities) for the years ended December 31, 2015 and 2014.

(in millions of Euros)	Notes	Year ended December 31, 2015	Year ended December 31, 2014
Balance at January 1	3	192	178
Net deferred income tax assets acquired through business combination		(15)	—
Deferred income taxes recognized in the Consolidated Income Statement		53	(3)
Effects of changes in foreign currency exchange rates		8	3
Deferred income taxes recognized directly in other comprehensive income		23	11
Other		(1)	3

Balance at December 31		260	192

(in millions of Euros)	At January 1, 2015	Acquisitions /Disposals	Recognized in		FX	Other	At December 31, 2015
			Profit or loss	OCI
Deferred tax (liabilities)/assets in relation to:
Long-term assets	3	—	(25)	—	(4)	(1)	(27)
Inventories	5	(18)	18	—	(1)	—	4
Pensions	96	—	70	20	6	1	193
Derivative valuation	21	(1)	4	3	—	—	27
Tax losses carried forward	12	—	27	—	1	—	40
Other(A)	55	4	(41)	—	6	(1)	23

Total	192	(15)	53	23	8	(1)	260

(A)	Mainly non-deductible provisions.

(in millions of Euros)	At January 1, 2014	Acquisitions /Disposals	Recognized in		FX	Other	At December 31, 2014
			Profit or loss	OCI
Deferred tax (liabilities)/assets in relation to:
Long-term assets	29	—	(19)	—	(3)	(4)	3
Inventories	11	—	(7)	—	1	—	5
Pensions	75	—	3	14	4	—	96
Derivative valuation	3	—	21	(3)	—	—	21
Tax losses carried forward	8	—	2	—	2	—	12
Other(A)	52	—	(3)	—	(1)	7	55

Total	178	—	(3)	11	3	3	192

(A)	Mainly non-deductible provisions.

(in millions of Euros)	At January 1, 2013	Acquisitions /Disposals	Recognized in		FX	Other	At December 31, 2013
			Profit or loss	OCI
Deferred tax (liabilities)/assets in relation to:
Long-term assets	75	—	(9)	—	—	(37)	29
Inventories	16	—	—	—	—	(5)	11
Pensions	62	—	22	(9)	(1)	1	75
Derivative valuation	9	—	(6)	—	—	—	3
Tax losses carried forward	6	—	5	—	—	(3)	8
Other(A)	26	—	(22)	—	—	48	52

Total	194	—	(10)	(9)	(1)	4	178

(A)	Mainly non-deductible provisions.

Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €1,160 million (€599 million at December 31, 2014) of unused tax losses and deductible temporary differences will not be used. Consequently, net deferred tax assets have not been recognized. The related tax impact of €369 million (€193 million at December 31, 2014) is attributable to the following:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Tax losses	(120)	(72)
In 2015 to 2019	(6)	(6)
In 2020 and after limited	(96)	(51)
Unlimited	(18)	(15)

Deductible temporary differences	(249)	(121)
Long-term assets(A)	(178)	(8)
Pensions	(23)	(112)
Other	(48)	(1)

Total	(369)	(193)

(A)	Of which €160 million relating to the 2015 impairment charge. See NOTE 14—Property, plan and equipment.

Substantially all of the tax losses not expected to be used reside in the Netherlands, the United States and in Switzerland.

The holding companies in the Netherlands have been generating tax losses over the past four years, and these holding companies are not expected to generate sufficient qualifying taxable profits in the foreseeable future to utilize these tax losses before they expire in the years from 2020 to 2023.

The tax losses not expected to be utilized in the United States relate to one of our main operating entities. Although this entity is expected to be profitable in the medium or long term, considering notably the anticipated development of the Body-in-White business, it bears significant non-cash depreciation and financial interests that will continue generating tax losses in the coming years. Accordingly, it is uncertain whether the entity will be able to use, at its level given the absence of an overall U.S. tax group, these tax losses before they expire. Consequently, the related deferred tax assets have not been recognized.

The tax losses not expected to be utilized in Switzerland relate to losses generated by one of our Swiss entities that will expire in the years from 2019 to 2022. In the context of the 2015 restructuring and impairment of assets, this Swiss entity is not expected to generate sufficient taxable profits over the next coming years to utilize these losses before they expire.

As at December 31, 2015, most of the unrecognized deferred tax assets on deductible temporary differences on long-term assets and other differences relate to the U.S. and Swiss entities discussed above. A joint assessment has been performed on the recoverability of the deferred tax assets on deductible temporary differences and tax losses for these two entities. In line with the assessments, the related deferred tax assets on long term assets and on other differences have not been recognized.

As at December 31, 2014, most of the unrecognized deferred tax assets on deductible temporary differences on pension related to another of our U.S. main operating entities. As at December 31, 2015 and to assess the recoverability of these deferred tax assets, we again carefully considered the available positive and negative evidence, and determined that positive evidences (such as recent, actual and future expected profits or stabilized industrial performance improving our long term visibility on future operating profits) over-weighted negative evidences (such as previous history of operating losses). Accordingly, the related long term deferred tax assets have been fully recognized.

Note 27—Commitments

Non-cancellable operating leases commitments

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense was €29 million for the year ended December 31, 2015 (€25 million for the year ended December 31, 2014 and €20 million for the year ended December 31, 2013).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Less than 1 year	14	14
1 to 5 years	25	31
More than 5 years	21	5

Total non-cancellable operating leases minimum payments	60	50

Capital expenditures commitments

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Computer Software	1	—
Property, plant and equipment	102	132

Total capital expenditure commitments	103	132

Note 28—Related Party Transactions

Transactions with owners

Transactions with Rio Tinto and Apollo Omega are unrelated since December 12, 2013 and March 4, 2014 respectively.

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Revenues(A)	—	—	2
Metal supply(B)	—	—	(473)
Direct expenses related to acquisition, separation and IPO(C)	—	—	(15)

(A)	Sale of products to certain subsidiaries and affiliates of Rio Tinto.
(B)	Purchases of metal from certain subsidiaries and affiliates of Rio Tinto.
(C)	Transaction costs, equity fees and other termination fees of the management agreement paid to the Owners.

N ote 29—Key Management Remuneration

The Group’s key management comprises the Board members and the Executive committee members effectively present during 2015.

Key management personnel referred above as Executive committee members are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly including Vice-Presidents of key activities of the Group.

The costs reported below are the compensation and benefits incurred for the Key management:

•	Short term benefits include their base salary plus bonus.

•	Directors fees include annual director fees and Board/Committee attendance fees.

•	Share- base payments include the portion of the IFRS 2 expense allocated to key management.

•	Post-employment benefits mainly include pension costs.

•	Termination benefits include departure costs paid during the year.

As a result, the aggregate compensation for the Group’s key management is comprised of the following

(in millions of Euros)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Short term employee benefits	8	7	8
Directors fees	1	1	—
Share based payments	2	3	2
Post employments benefits	1	1	1
Termination benefits	1	1	1
Employer social contribution	1	1	1

Total	14	14	13

Note 30—Subsidiaries and Operating Segments

The following is a list of the Group’s principal subsidiaries. They are wholly-owned subsidiaries of Constellium and are legal entities for which all or a substantial portion of the operations, assets, liabilities, and cash flows are included in the continuing operations of the consolidated reporting Group at December 31, 2015.

Entity	Country	Ownership
Cross Operating Segment
Constellium Singen GmbH (AS&I and P&ARP)	Germany	100%
Constellium Valais S.A. (AS&I and A&T)	Switzerland	100%

AS&I
Constellium Automotive USA, LLC	U.S.	100%
Constellium Engley (Changchun) Automotive Structures Co Ltd.	China	54%
Constellium Extrusions Decin S.r.o.	Czech Republic	100%
Constellium Extrusions Deutschland GmbH	Germany	100%
Constellium Extrusions France S.A.S.	France	100%
Constellium Extrusions Levice S.r.o.	Slovakia	100%
Astrex Inc	Canada	50%

A&T
Constellium Issoire	France	100%
Constellium Aviatube	France	100%
Constellium Montreuil Juigné	France	100%
Constellium China	China	100%
Constellium Italy S.p.A	Italy	100%
Constellium Japan KK	Japan	100%
Constellium Property and Equipment Company, LLC	U.S.	100%
Constellium Rolled Products Ravenswood, LLC	U.S.	100%
Constellium South East Asia	Singapore	100%
Constellium Ussel S.A.S.	France	100%

Entity	Country	Ownership
P&ARP
Constellium Deutschland GmbH	Germany	100%
Constellium Neuf Brisach	France	100%
Wise Metals Intermediate Holdings LLC	U.S.	100%
Wise Holdings Finance Corporation	U.S.	100%
Wise Metals Group	U.S.	100%
Wise Alloys, LLC	U.S.	100%
Wise Alloys Finance Coporation	U.S.	100%

Holdings & Corporate
C-TEC Constellium Technology Center	France	100%
Constellium Finance S.A.S.	France	100%
Constellium France Holdco S.A.S.	France	100%
Constellium Germany Holdco GmbH & Co. KG	Germany	100%
Constellium Germany Holdco Verwaltungs GmbH	Germany	100%
Constellium Holdco II B.V.	Netherlands	100%
Constellium Holdco III B.V.	Netherlands	100%
Constellium Paris S.A.S	France	100%
Constellium UK Limited	United Kingdom	100%
Constellium U.S. Holdings I, LLC	U.S.	100%
Constellium U.S. Holdings II, LLC	U.S.	100%
Constellium Switzerland AG	Switzerland	100%
Constellium W S.A.S.	France	100%
Engineered Products International S.A.S.	France	100%

Note 31—Share Equity Plans

Share based payment

Management equity plan (“MEP”)

In 2011, the Company implemented a MEP for Constellium management in order to align their interests with the ones of the shareholders and to enable the selected managers to participate in the long-term growth of Constellium. In 2014, the accelerated vesting of the remaining non-vested portion of the Class B ordinary shares was approved and the fully vested Class B ordinary shares were converted into Class A ordinary shares.

Restricted stock unit (“RSU”) plans

Free share plan

In 2013, a free share plan was granted to all employees in the U.S., France, Germany, Switzerland and the Czech Republic. Under this plan, each eligible employee was granted an award of 25 RSU that will vest and be settled in Class A ordinary shares on the second anniversary of our initial public offering, subject to the applicable employee remaining employed by the Company or its subsidiaries through that date.

The plan vested in May 2015 and accordingly 185,285 shares were issued and granted to our employees.

Shareholding Retention Plan

In 2013, a shareholding retention plan was implemented in order to encourage critical members of our senior management to maintain a significant portion of their current investment under the Company’s MEP.

Beneficiaries of the MEP were awarded a one-time retention award consisting of a grant of RSU with a grant date value equal to a specified percentage of the recipient’s annual base salary. The RSU will be settled for our Class A ordinary shares on the second anniversary of the date of grant, subject to the recipient remaining continuously employed within the Group through that date and, for MEP participants, subject to the retention of at least 75% of interest in Class A ordinary shares for MEP participants.

The October 2013 plan vested in October 2015 and accordingly 363,842 shares were issued and granted to our employees.

Eleven employees were granted 84,000 and 50,000 RSU in 2014 and 2015 respectively. These RSU will vest 100% after a 2-year period if the employees are continuously employed from the grant date through the end of the 2-year period.

In April 2015, 33 employees were granted 195,500 RSU. These RSU will vest 100% after a 3-year period if the employees are continuously employed from the grant date through the end of the 3-year period.

Equity Awards Plan

In May 2013, two non-employee directors were granted an award of 8,816 RSU. The service vesting tranche vests 50% on each anniversary date of the equity award grant date.

In June 2014, four board members were granted an award of 8,820 RSU. The service vesting tranche vests 50% on each anniversary date of the equity award grant date.

In June 2015, nine board members were granted an award of 29,202 RSU. The service vesting tranche vests 50% on each anniversary date of the equity award grant date.

Co-investment Plan

In March 2014, the Company provided the opportunity to selected managers to invest part of their 2013 bonus paid in 2014 and to enter into a co-investment plan.

The selected managers who effectively decided to invest part of their bonus into ordinary shares, were granted performance based RSU in an amount equal to a specified multiple (“the vesting multiplier”) of ordinary shares (71,490) invested as part of this plan. These performance RSU will vest after a two year period from grant date if the three following conditions are simultaneously met:

•	The performance condition is Total Shareholder Return (TSR) related as the vesting multiplier will be in a range from 0 to 7 depending on the TSR evolution over the 2-year vesting period;

•	The selected managers must be continuously employed by the Company through the end of the 2-year vesting period; and

•	The selected managers who have invested into this co-investment plan must continue to hold 100% of the shares they initially purchased through this plan until the end of the 2-year vesting period.

In July 2015, the Company informed the participants that they are offered the opportunity to extend by one year (to May 2017) the reference period.

Performance share plan

In June 2015, ten employees were granted 194,000 performance based RSU and in November 2015, 385 employees were granted 829,000 performance-based RSU.

These performance based RSU will vest after a 3-year period from grant date if the two following conditions are simultaneously met:

•	The performance condition is Total Shareholder Return (TSR) related as the vesting multiplier will be in a range from 0 to 3 depending on the TSR evolution over the 3-year vesting period;

•	The selected managers must be continuously employed by the Company through the end of the 3-year vesting period.

Expense recognized during the year

In accordance with IFRS 2, an expense is recognized over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at the grant date.

The total expense related to the potential ordinary shares for the year ended December 31, 2015, 2014 and 2013 amounted to €5 million, €4 million and €2 million respectively.

Movements in the number of potential shares

(number of potential shares)	2015	2014	2013
At January 1	775,338	659,942	—
Granted(A)	1,297,702	164,310	683,206
Forfeited	(153,594)	(48,914)	(23,264)
Exercised(B)	(557,953)	—	—
Expired	—	—	—

At December 31	1,361,493	775,338	659,942

(A)	In the year ended December 31, 2015, the Company awarded:
(i)	274,702 additional RSU, vesting after 2 or 3 years, to some employees and to Board members,
(ii)	1,023,000 rights to obtain RSU under a Performance-Based RSU agreement, vesting after 3 years.
(B)	In the year ended December 31, 2015, 557,953 RSU were vested and issued to employees and Board members.

Potential shares are summarized as follows

Grant date	Plan	Vesting date	Initial number of shares	Outstanding number of shares December 31, 2013	Outstanding number of shares December 31, 2014	Outstanding number of shares December 31, 2015	Fair value per share at grant date(A)
2013-05	Free Share Plan	2015-05	192,800	192,800	192,800		€10.6
2013-05	Equity Awards Plan	2015-05	8,816	8,816	8,816		€11.3
2013-10	Shareholding Retention Plan	2015-10	481,590	458,336	409,412		€9-€13

2013			683,206

2014-03	Shareholding Retention Plan	2016-03	16,000		16,000	16,000	€21.1
2014-03	Co-investment Plan(B)	2017-03	71,490		71,490	50,128	€56.5
2014-05	Shareholding Retention Plan	2016-05	35,000		35,000		€22
2014-06	Equity Awards Plan	2016-06	8,820		8,820	8,820	€22.7
2014-09	Shareholding Retention Plan	2016-09	33,000		33,000	33,000	€21.1

2014			164,310

2015-04	Shareholding Retention Plan	2018-04	195,500			170,500	€16.4
2015-06	Equity Awards Plan	2017-06	29,202			26,045	€11.2
2015-06	Performance Share Plan(C)	2018-06	194,000			194,000	€10.6
2015-08	Shareholding Retention Plan	2017-08	50,000			50,000	€10.2
2015-11	Performance Share Plan(C)	2018-11	829,000			813,000	€7.1

2015			1,297,702

TOTAL(C)				659,942	775,338	1,361,493

(A)	Fair Value is the quoted market price at grant date for plan with no market conditions.
(B)	The Co-investment plan number of potential shares is presented using a vesting multiplier of 1. The related fair value has been valued using the Monte Carlo method.
(C)	The performance share plan number of potential shares is presented using a vesting multiplier of 1. The related fair value has been valued using the Monte Carlo method.

Note 32—Disposals, Disposals Group Classified as Held for Sale

In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.

In the first quarter of 2015, the Group decided to dispose of its plant in Carquefou (France) which is part of its A&T operating segment. The sale was completed on February 1, 2016, the disposal gain is nil in 2016. The plant generated revenues of €11 million in 2015.

(in millions of Euros)	Notes	At December 31, 2015
Property, plant and equipment	14	4
Inventories		1
Trade receivables and other		4
Cash and cash equivalents		4

Assets classified as held for sale		13

Pensions and other post-employment benefits obligations		2
Trade payables and other		3
Provisions		8

Liabilities classified as held for sale		13

Note 33—Subsequent Events

On March 10, 2016 , Constellium N.V. announced the signing of a Memorandum of Understanding (MoU) with its Japanese partner UACJ Corporation (UACJ) to expand their existing joint venture to produce automotive Body-in-White (BiW) sheet in the U.S. The final contract is subject to the board approval of each party.